UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Exhibits

Exhibit No.	Description

EX-101.INS	XBRL Taxonomy Instance Document

EX-101.SCH	XBRL Taxonomy Extension Schema Document

EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB	XBRL Taxonomy Label Linkbase Document

EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

USE OF CERTAIN TERMS

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Teva” refer to Teva Pharmaceutical Industries Limited and its subsidiaries, and references to “revenues” refer to net revenues. References to “U.S. dollars,” “U.S.$” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. References to “MS” are to multiple sclerosis. Market data, including both sales and share data, are based on information provided by IMS Health Inc., a provider of market research to the pharmaceutical industry (“IMS”), unless otherwise stated. References to “ROW” are to our Rest of the World markets. References to “P&G” are to The Procter & Gamble Company, and references to “PGT” are to PGT Healthcare, the joint venture we formed with P&G. References to “R&D” are to Research and Development, to “S&M” are to Selling and Marketing and to “G&A” are to General and Administrative.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

(Unaudited)

	September 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$1,557	$6,946
Accounts receivable	8,071	5,350
Inventories	5,349	3,966
Deferred income taxes, see note 2	—	735
Assets held for sale	1,057	—
Other current assets	1,352	1,401

Total current assets	17,386	18,398
Deferred income taxes	1,065	250
Other non-current assets	2,064	2,341
Property, plant and equipment, net	8,379	6,544
Identifiable intangible assets, net	29,557	7,675
Goodwill	40,296	19,025

Total assets	$98,747	$54,233

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$3,676	$1,585
Sales reserves and allowances	7,797	6,601
Accounts payable and accruals	4,953	3,594
Liabilities held for sale	327	—
Other current liabilities	2,533	1,225

Total current liabilities	19,286	13,005
Long-term liabilities:
Deferred income taxes	7,862	1,748
Other taxes and long-term liabilities	1,392	1,195
Senior notes and loans	33,179	8,358

Total long-term liabilities	42,433	11,301

Commitments and contingencies, see note 15
Total liabilities	61,719	24,306

Equity:
Teva shareholders’ equity:
Preferred shares of NIS 0.10 par value per mandatory convertible preferred share; September 30, 2016 and December 31, 2015: authorized 5.0 million shares; issued 3.7 million shares and 3.4 million shares, respectively	3,620	3,291
Ordinary shares of NIS 0.10 par value per share; September 30, 2016 and December 31, 2015: authorized 2,500 million shares; issued 1,123 million shares and 1,016 million shares, respectively	54	52
Additional paid-in capital	23,366	17,757
Retained earnings	14,991	14,851
Accumulated other comprehensive loss	(2,706)	(1,955)
Treasury shares as of September 30, 2016 and December 31, 2015 —108 million ordinary shares	(4,196)	(4,227)

	35,129	29,769

Non-controlling interests	1,899	158

Total equity	37,028	29,927

Total liabilities and equity	$98,747	$54,233

/s/ E. VIGODMAN	/s/ E. DESHEH
E. Vigodman President and Chief Executive Officer	E. Desheh Group Executive Vice President, Chief Financial Officer

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except share and per share data)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Net revenues	$5,563	$4,823	$15,411	$14,771
Cost of sales	2,762	2,052	6,942	6,262

Gross profit	2,801	2,771	8,469	8,509
Research and development expenses	663	361	1,427	1,079
Selling and marketing expenses	940	780	2,731	2,562
General and administrative expenses	310	316	925	948
Impairments, restructuring and others	(410)	384	421	968
Legal settlements and loss contingencies	533	(80)	674	531

Operating income	765	1,010	2,291	2,421
Financial expenses – net	150	697	553	930

Income before income taxes	615	313	1,738	1,491
Income taxes	207	193	464	385
Share in (profits) losses of associated companies – net	(2)	4	(11)	7

Net income	410	116	1,285	1,099
Net income (loss) attributable to non-controlling interests	(2)	13	(17)	11

Net income attributable to Teva	412	103	1,302	1,088

Dividends on preferred shares	64	—	196	—

Net income attributable to ordinary shareholders	$348	$103	$1,106	$1,088

Earnings per share attributable to ordinary shareholders:
Basic	$0.35	$0.12	$1.18	$1.28

Diluted	$0.35	$0.12	$1.17	$1.26

Weighted average number of shares (in millions):
Basic	979	851	935	851

Diluted	984	862	942	860

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollars in millions)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Net income	$410	$116	$1,285	$1,099
Other comprehensive (income) loss, net of tax:
Currency translation adjustment	60	212	(286)	897
Unrealized (gain) loss from derivative financial instruments, net	(11)	7	510	(102)
Unrealized loss from available-for-sale securities, net	84	27	349	2
Unrealized (gain) loss on defined benefit plans	(4)	5	(4)	1

Total other comprehensive loss	129	251	569	798

Total comprehensive income (loss)	281	(135)	716	301
Comprehensive income attributable to the non-controlling interests	31	11	165	11

Comprehensive income (loss) attributable to Teva	$250	$(146)	$551	$290

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Nine months ended
	September 30,
	2016	2015
Operating activities:
Net income	$1,285	$1,099
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,192	973
Net change in operating assets and liabilities	1,100	703
Net gain from sale of long-lived assets and investments	(731)	(88)
Impairment of long-lived assets	614	334
Deferred income taxes – net and uncertain tax positions	(397)	(97)
Research and development in process	262	24
Venezuela impairment of net monetary assets	246	—
Other items	146	893
Stock-based compensation	83	86

Net cash provided by operating activities	3,800	3,927

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(35,874)	(3,304)
Proceeds from sales of business, investments and long-lived assets	1,800	508
Purchases of property, plant and equipment	(568)	(524)
Purchases of investments and other assets	(316)	(1,926)
Other investing activities	15	(26)

Net cash used in investing activities	(34,943)	(5,272)

Financing activities:
Proceeds from long-term loans and other long-term liabilities	25,251	2,148
Net change in short-term debt	1,316	1,548
Dividends paid on ordinary shares	(957)	(865)
Proceeds from issuance of ordinary shares, net of issuance costs	329	—
Proceeds from issuance of mandatory convertible preferred shares, net of issuance costs	329	—
Dividends paid on preferred shares	(191)	—
Other financing activities	(143)	(164)
Repayment of long-term loans and other long-term liabilities	(50)	(2,477)
Proceeds from exercise of options by employees	34	339
Purchases of treasury shares	—	(439)

Net cash provided by financing activities	25,918	90

Translation adjustment on cash and cash equivalents	(164)	(43)

Net change in cash and cash equivalents	(5,389)	(1,298)
Balance of cash and cash equivalents at beginning of period	6,946	2,226

Balance of cash and cash equivalents at end of period	$1,557	$928

The accompanying notes are an integral part of the financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments necessary to fairly state the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Securities and Exchange Commission (“SEC”). Amounts at December 31, 2015 were derived from the audited balance sheet at that date, but not all disclosures required by accounting principles generally accepted in the United States are included. The results of operations for the nine months ended September 30, 2016 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Recently adopted and issued accounting pronouncements:

In October 2016, the Financial Accounting Standards Board (“FASB”) issued guidance on accounting for consolidation of interests held through related parties that are under common control. The amended guidance designates the primary beneficiary of a variable reporting entity (“VIE”) as the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In October 2016, the FASB issued guidance on income taxes on intra-entity transfers. The guidance eliminates the exception to the recognition requirements under the standard for intra-entity transfers of an asset other than inventory. As a result, an entity should recognize the income tax consequences when the transfer of assets other than inventory occurs. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In August 2016, the FASB issued guidance on statements of cash flows. The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within that year (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In June 2016, the FASB issued guidance on financial instruments. The guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance will be effective for fiscal years beginning after December 15, 2019, including interim periods within that year. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In March 2016, the FASB issued guidance on stock compensation. The guidance is intended to simplify several aspects of the accounting for share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification in the statement of cash flows. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within that year. Teva has adopted the provisions of this update during the second quarter of 2016. The guidance did not have a material impact on Teva’s consolidated financial statements.

In February 2016, the FASB issued guidance on leases. The guidance requires entities to record lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. The guidance will become effective for interim and annual periods beginning after December 15, 2018 (early adoption is permitted) and is required to be adopted at the earliest period presented using a modified retrospective approach. Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements

(Unaudited)

In January 2016, the FASB issued guidance which updates certain aspects of recognition, measurement, presentation and disclosure of equity investments. The guidance requires entities to recognize changes in fair value in net income rather than in accumulated other comprehensive income. The guidance is effective for interim and annual periods beginning after December 15, 2017 (early adoption is permitted). Teva is currently evaluating the potential effect of the guidance on its consolidated financial statements.

In November 2015, the FASB issued guidance on balance sheet classification of deferred taxes. The guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). Teva adopted the provisions of this update prospectively during the third quarter of 2016. The impact of the change in presentation is that net current deferred tax assets totaling approximately $620 million as of September 30, 2016 have been reclassified to non-current assets and long term liabilities, as appropriate.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. Under the new standard, a good or service is transferred to the customer when (or as) the customer obtains control of the good or service, which differs from the risk and rewards approach under current guidance. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March, April and May 2016, the FASB issued three additional updates regarding identifying performance obligations and licensing, certain principal versus agent considerations, and various narrow scope improvements based on practical questions raised by users. The guidance may be adopted through either retrospective application to all periods presented in the financial statements or through a cumulative effect adjustment to retained earnings at the effective date. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). Teva continues to review the guidance and related interpretations, as it evaluates its impact on the consolidated financial statements.

NOTE 3 – Certain transactions:

Actavis Generics acquisition:

On August 2, 2016, Teva consummated its acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”). At closing, Teva paid consideration of approximately $33.4 billion in cash and approximately 100.3 million Teva shares issued to Allergan. The acquisition significantly expanded Teva’s generics product portfolio, R&D capabilities, product pipeline and global operational network.

In July 2016, Teva completed debt issuances for an aggregate principal amount of $20.4 billion, or $20.3 billion net proceeds, consisting of senior notes with aggregate principal amounts of $15 billion, €4 billion and CHF 1 billion and maturities of between two to 30 years. The effective average interest rate of these notes is 2.32% per annum.

At the closing of the acquisition, Teva borrowed $5 billion under its term loan facility with a syndicate of banks. The term facility is split into two tranches of $2.5 billion each, with the first tranche maturing in full after three years and the second tranche maturing in five years with payment installments each year (see note 10). In addition, Teva terminated its $22 billion bridge loan credit agreement.

Teva financed the cash consideration with the amounts mentioned above, in addition to approximately $8.1 billion from cash on hand, including from its December 2015 equity offerings, and borrowings under its syndicated revolving line of credit.

Debt issuance and term loan facilities related costs of approximately $0.1 billion were incurred as part of the financing arrangements, and were capitalized under senior notes and loans in the consolidated balance sheets. Total equity issuance costs of approximately $0.2 billion related to the transaction were offset against the proceeds received from the issuances.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

In 2015 and 2016, Teva incurred approximately $133 million costs associated with the Actavis transaction, of which $80 million was incurred in the nine months ended September 30, 2016. These expenses are included in impairment, restructuring and others and financial expenses, as applicable, in Teva’s consolidated statements of income.

The following table summarizes the consideration transferred to acquire Actavis Generics.

Fair value of consideration transferred:

U.S.$ in millions
Cash	$33,420
Ordinary shares (1)	5,065
Equity based compensation	33

Total fair value of consideration transferred	$38,518

(1)	Represents approximately 100.3 million shares at a price per share of $50.50 at August 1, 2016, which has been adjusted for a lack of marketability discount factor of 5.8%.

The table below summarizes the preliminary estimates of the fair value of the assets acquired and liabilities assumed and resulting goodwill. These values are not yet finalized and are subject to change, which could be significant. The amounts recognized and associated amortization periods will be finalized as the information necessary to complete the analyses is obtained, but no later than one year from the acquisition date.

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions
Cash and cash equivalents	$82
Accounts receivable and other current assets (1)	5,213
Inventories	1,463
Property, plant and equipment, net	1,605
Other non-current assets	19
Identifiable intangible assets: (2)
Product rights (3)	16,486
Research and development in-process (4)	3,999
Goodwill	19,630

Total assets acquired	48,497

Sales reserves and allowances	1,912
Accounts payable and accruals	1,272
Other current liabilities (5)	580
Deferred income taxes and other long-term liabilities	6,215

Total liabilities assumed	9,979

Net assets acquired	$38,518

(1)	As of the acquisition date, the fair value of trade receivables approximated the book value acquired. The gross contractual amount receivable was $3,081 million, of which approximately $85 million was not expected to be collected. Other current assets related to divestitures were approximately $1,932 million.
(2)	The fair value adjustment estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life.
(3)	The weighted average amortization period of the acquired product rights is 12 years.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

(4)	The value of research and development in-process was calculated using cash flow projections discounted for the inherent risk in the projects. The discount rate applied was 9%.
(5)	In the ordinary course of business, Actavis Generics incurred contingent and other liabilities. Except as specifically excluded by the relevant accounting standard, contingencies are required to be measured at fair value as of the acquisition date. A liability of $509 million was recognized upon acquisition for litigation matters assumed by Teva in connection with the acquisition. Refer further to note 15 for contingencies.

Goodwill recognized is largely attributable to synergies expected following the acquisition and was allocated to the generics segment. Goodwill is not deductible for tax purposes.

The final cash consideration payable is subject to certain net working capital adjustments, which have been estimated at closing based on a preliminary analysis in the amount of $223 million. Any true up of net working capital may result in changes to the preliminary purchase price allocation. The preliminary net working capital adjustment was reflected in operating cash flow.

The acquired business contributed revenues of $887 million and a net loss of $94 million to Teva’s consolidated statements of income for the period from August 2, 2016 to September 30, 2016.

The following table provides supplemental pro forma information as if the business combination had occurred on January 1, 2015.

	Pro forma nine months ended September 30, (Unaudited)
	2016	2015
Net revenue	$18,984	$18,555
Net (loss) income attributable to Teva	(12)	658
Basic earnings per share attributable to Teva shareholders	(0.21)	0.46
Diluted earnings per share attributable to Teva shareholders	(0.21)	0.45

The unaudited supplemental pro forma data reflects the historical information of Teva and Actavis Generics adjusted for: (i) Teva’s accounting policies as applied to the results of Actavis Generics, (ii) the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment, and intangible assets had been applied from January 1, 2015, (iii) the impact on revenues and gross profit of products required to be divested (iv) the recognition of non-recurring costs and income directly attributable to the acquisition, including the impact of divestitures and inventory step up, as if they had been incurred on January 1, 2015 (v) the recognition of certain purchase price allocation adjustments, amounting to approximately $516 million before taxes, as if they had been adjusted for prior to the consummation of the acquisition (vi) estimated additional finance expenses incurred as a result of borrowings used to finance the acquisition as if they had been entered into on January 1, 2015, and (vii) consequential tax effects.

The unaudited pro forma summary is not intended to reflect what Teva’s results of operations would have been had the acquisition occurred on January 1, 2015, and is not necessarily indicative of the results of future operations of Teva nor does it reflect the expected synergies associated with the acquisition. Teva’s actual results of operations may differ significantly from the pro forma adjustments reflected here due to many factors. The unaudited supplemental pro forma information includes various assumptions, including the preliminary purchase price allocation of the assets acquired and the liabilities incurred and assumed in connection with the acquisition.

In order to complete the acquisition, Teva was required by the U.S. Federal Trade Commission (“FTC”) to divest certain Actavis Generics and Teva products. The sale of the Teva legacy products resulted in a net gain of $693 million which was recognized on disposal, and recorded in impairments, restructuring and others in the consolidated statements of income. A portion of the divestiture amounted to a sale of a business, for which the respective gain includes the disposal of the estimated fair value of goodwill associated with the business, which amounted to $126 million. Proceeds from the sale of the business and Actavis Generics and Teva assets were approximately $527 million and $1,218 million, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

On October 5, 2016, Teva entered into an agreement to sell certain assets and operations of Actavis Generics in the U.K. and Ireland, subject to final approval from the European Commission. The related income from the discontinued operations is not significant to Teva’s consolidated statements of income, and therefore the effect on revenues and net income has not been disclosed separately. The table below summarizes the major classes of assets and liabilities included as held for sale as at September 30, 2016.

Carrying amounts of major classes of assets included as held for sale:

U.S.$ in millions
Accounts receivable	$97
Inventories	67
Other current assets	3
Non-current deferred income taxes	11
Property, plant and equipment, net	39
Identifiable intangible assets, net	795

Total assets of the disposal group classified as held for sale in the consolidated balance sheets	1,012

Accounts payable and accruals	121
Other current liabilities	10
Deferred income taxes	159
Other taxes and long-term liabilities	37

Total liabilities of the disposal group classified as held for sale in the consolidated balance sheets	$327

In addition, assets held for sale at September 30, 2016 include other divestitures related to the acquisition of Actavis Generics, which are not significant to Teva.

Other transactions:

During the nine months ended September 30, 2016, Teva entered into other transactions for aggregate cash consideration of $2.3 billion and non-cash consideration with a fair value of $1.8 billion. The acquisition costs relating to these transactions amounted to approximately $25 million for the period, and are included in impairment, restructuring and others on Teva’s consolidated statements of income. Goodwill recognized for these transactions is not deductible for tax purposes.

Pro forma financial information has not been included for the following transactions occurring during the period as the results would not be significant, individually or collectively, when compared with Teva’s financial results.

Japanese business venture:

On April 1, 2016, Teva and Takeda Pharmaceutical Company Limited established Teva Takeda Yakuhin Ltd. (“Teva Takeda”), a new business venture in Japan. The business venture combined Teva’s Japanese generics business with Takeda’s portfolio of non-exclusive products. The business venture seeks to leverage Takeda’s leading brand reputation and strong distribution presence in Japan with Teva’s expertise in supply chain, operational network, infrastructure and R&D, to meet the wide-ranging needs of patients and growing importance of generics in Japan through the provision of off-patent medicines.

Teva assigned 49% in the business venture to Takeda in consideration of the contribution of its off-patented products business in Japan. The business venture was consolidated in Teva’s financial statements commencing April 1, 2016. Takeda’s interest in the business venture is accounted for under “net income (loss) attributable to non-controlling interests.”

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

The table below summarizes the preliminary estimates of the fair value of the assets acquired and liabilities assumed and resulting goodwill. These values are not yet finalized and are subject to change, which could be significant. The amounts recognized and associated amortization periods will be finalized as the information necessary to complete the analyses is obtained, but no later than one year from the acquisition date. Teva recorded net assets acquired of $1.8 billion and “non-controlling interests” of $1.6 billion, with the difference recorded under “Teva shareholders’ equity.”

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions
Inventories	$139
Identifiable intangible assets:
Product and marketing rights (1)	1,664
Goodwill	566

Total assets acquired	2,369

Current liabilities	34
Deferred income taxes	510

Total liabilities assumed	544

Net assets acquired	$1,825

(1)	The weighted average amortization period of the acquired product and marketing rights is approximately 15 years.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the Teva Takeda business venture is attributable to expected specific synergies and intangible assets that do not qualify for separate recognition, as well as future, as yet unidentified projects. The goodwill recognized was allocated to the generics segment.

Rimsa

On March 3, 2016, Teva completed the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a leading pharmaceutical manufacturing and distribution company in Mexico, along with a portfolio of products and companies, intellectual property, assets and pharmaceutical patents in Latin America and Europe, for an amount of $2.3 billion, in a cash free, debt free set of transactions. Teva financed the transaction using cash on hand.

The table below summarizes the preliminary estimates of the fair value of the assets acquired and liabilities assumed and resulting goodwill. These values are not yet finalized and are subject to change, which could be significant, in particular as a result of Teva’s lawsuit alleging fraud and breach of contract against the sellers of Rimsa concerning Rimsa’s pre-acquisition quality, manufacturing, and other practices and how quickly, and to what extent, Teva can remediate the Rimsa facility and products, a key assumption related to the finalization of fair value. Teva is reviewing its preliminary estimates of the fair value of assets acquired and liabilities assumed and resulting goodwill. This review may result in significant changes to the estimated fair values shown below or, potentially, an impairment of goodwill.

Recognized amounts of identifiable assets acquired and liabilities assumed:

U.S.$ in millions
Current assets (1)	$88
Deferred taxes and other non-current assets	702
Identifiable intangible assets:
Product rights (2)	781
Research and development in-process (3)	177
Trade names / customer relationships	49
Goodwill	1,018

Total assets acquired	2,815

Current liabilities	124
Deferred taxes and other non-current liabilities	370

Total liabilities assumed	494

Net assets acquired	$2,321

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

(1)	As of the acquisition date, the fair value of accounts receivable approximated the book value acquired. The gross contractual amount receivable was $47 million, of which $3 million was not expected to be collected.
(2)	The weighted average amortization period of the acquired product rights is approximately 20 years.
(3)	The value of research and development in-process was calculated using cash flow projections discounted for the inherent risk in the projects.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of Rimsa is attributable to expected specific synergies and other benefits that Teva expects to realize from the transaction. The goodwill recognized was allocated to the generics segment.

Regeneron

In September 2016, Teva and Regeneron Pharmaceuticals, Inc. entered into a collaboration agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. Teva and Regeneron will share equally in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion. Under the terms of the agreement, Teva paid Regeneron $250 million upfront, which was recorded in Teva’s consolidated statements of income as research and development expenses and reflected in cash flow used in investing activities.

Transactions subsequent to the balance date:

Anda

On October 3, 2016, Teva consummated the acquisition of Anda Inc., the fourth largest distributor of generic pharmaceuticals in the United States, for cash consideration of $500 million. The purchase will be treated as a transaction related to the Actavis Generics acquisition, and may impact the allocation of consideration paid and resulting fair value of acquired assets and liabilities, including goodwill. Further disclosures are currently impracticable, as initial accounting for the business combination is not available at the date of the issuance of this report.

Celltrion

In October 2016, Teva and Celltrion, Inc. entered into an exclusive partnership to commercialize two of Celltrion’s products in the U.S. and Canada. Under the terms of the agreement, Teva paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. Teva and Celltrion will share the profit from the commercialization of these products.

NOTE 4 – Inventories:

Inventories consisted of the following:

	September 30, 2016	December 31, 2015
	U.S. $ in millions
Finished products	$2,832	$2,050
Raw and packaging materials	1,671	1,195
Products in process	637	535
Materials in transit and payments on account	209	186

	$5,349	$3,966

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 5 - Property, plant and equipment:

Property, plant and equipment, net, consisted of the following:

	September 30,	December 31,
	2016	2015
	(U.S. $ in millions)
Machinery and equipment	$5,947	$5,071
Buildings	3,480	2,591
Computer equipment and other assets	1,740	1,492
Payments on account	616	525
Land*	459	394

	12,242	10,073
Less—accumulated depreciation	3,863	3,529

	$8,379	$6,544

* Land includes long-term leasehold rights in various locations, with useful lives of between 30 and 99 years.

NOTE 6 - Identifiable intangible assets:

Identifiable intangible assets consisted of the following:

	Original amount net of impairment		Accumulated amortization		Amortized balance
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2016	2015	2016	2015	2016	2015
	(U.S. $ in millions)
Product rights	$27,637	$9,047	$6,418	$5,876	$21,219	$3,171
Trade names	262	212	46	40	216	172
Research and development in process	8,122	4,332	—	—	8,122	4,332

Total	$36,021	$13,591	$6,464	$5,916	$29,557	$7,675

Product rights and trade names are assets presented at amortized cost. These assets represent a portfolio of pharmaceutical products from various categories with a weighted average life of approximately 10 years. Amortization of intangible assets amounted to $811 million and $838 million in the nine months ended September 30, 2016 and year ended December 31, 2015, respectively, and are recorded in earnings, as relevant, under cost of sales and selling and marketing expenses, depending on the nature of the asset.

Impairment of identifiable intangible assets amounted to $564 million and $265 million in the nine months ended September 30, 2016 and year ended December 31, 2015, respectively, and are recorded in earnings under impairments, restructuring and others. See note 13.

NOTE 7 – Earnings per share:

Basic earnings per share is computed by dividing net income attributable to Teva’s ordinary shareholders by the weighted average number of ordinary shares outstanding (including fully vested restricted share units (“RSUs”)) during the period, net of treasury shares.

In computing diluted earnings per share for the three and nine months ended September 30, 2016 and 2015, basic earnings per share was adjusted to take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs granted under employee stock compensation plans, and convertible senior debentures, using the treasury stock method.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

Additionally, for the three and nine months ended September 30, 2016, no account was taken of the potential dilution of the mandatory convertible preferred shares amounting to 59 million weighted average shares, since they had an anti-dilutive effect on earnings per share.

NOTE 8 – Revenue recognition:

The Company recognizes revenues from product sales, including sales to distributors when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectability is reasonably assured. This generally occurs when products are shipped and title and risk and rewards for the products are transferred to the customer.

Revenues from product sales are recorded net of provisions for estimated chargebacks, rebates, returns, prompt pay discounts and other deductions, such as shelf stock adjustments, which can be reasonably estimated. When sales provisions are not considered reasonably estimable by Teva, the revenue is deferred to a future period when more information is available to evaluate the impact.

Provisions for chargebacks, rebates including Medicaid and other governmental program discounts and other promotional items, such as shelf stock adjustments, are included in sales reserves and allowances (“SR&A”) under “current liabilities.” These provisions are recognized concurrently with the sales of products. Prompt payment discounts are netted against “accounts receivable.”

Calculations for these deductions from sales are based on historical experience and the specific terms in the individual agreements. Chargebacks and rebates are the largest components of sales reserves and allowances. Provisions for chargebacks are determined using historical chargeback experience, expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Rebates are recognized based on contractual obligations in place at the time of sales with consideration given to relevant factors that may affect the payment as well as historical experience for estimated market activity. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product and are estimated based on expected market performance. Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Revenue resulting from the achievement of milestone events stipulated in agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract or as a measure of substantive progress towards completion under the contract.

Revenues from licensees, sales of licensed products and technology are recorded in accordance with the contract terms, when third-party sales can be reliably measured and collection of the funds is reasonably assured.

Sales reserves and allowances consisted of the following:

	September 30,	December 31,
	2016	2015
	U.S. $ in millions
Rebates	$3,496	$3,382
Medicaid	1,683	1,319
Chargebacks	1,550	1,091
Returns	853	598
Other	215	211

	$7,797	$6,601

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 9 – Equity:

Accumulated other comprehensive (income) loss

The following tables present the changes in the components of accumulated other comprehensive (income) loss for the three months ended September 30, 2016 and 2015:

		Three months ended September 30, 2016
Components of accumulated other comprehensive loss	Description of the reclassification to the statements of income	Other comprehensive (income) loss before reclassifications		Amounts reclassified to the statement of income	Net other comprehensive (income) loss before tax		Corresponding income tax	Net other comprehensive (income) loss after tax
		U.S.$ in millions
Currency translation adjustment		$60		$—	$60		$—	$60
Unrealized (gain) loss from available-for-sale securities	Gain on marketable securities, reclassified to financial expenses - net	74		1	75		9	84
Unrealized (gain) loss from derivative financial instruments	Loss on derivative financial instruments reclassified to financial expenses - net	(6)		(5)	(11)		—	(11)
Unrealized (gain) loss on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items**		*	*		*	(4)	(4)

Total accumulated other comprehensive (income) loss		$128		$(4)	$124		$5	$129

		Three months ended September 30, 2015
Components of accumulated other comprehensive loss	Description of the reclassification to the statements of income	Other comprehensive (income) loss before reclassifications		Amounts reclassified to the statement of income	Net other comprehensive (income) loss before tax		Corresponding income tax	Net other comprehensive (income) loss after tax
		U.S.$ in millions
Currency translation adjustment		$212		$—	$212		$—	$212
Unrealized (gain) loss from available-for-sale securities	Loss on marketable securities, reclassified to financial expenses - net	664		(630)	34		(7)	27
Unrealized (gain) loss from derivative financial instruments	Gain on derivative financial instruments reclassified to net revenue	4		3	7		*	7
Unrealized (gain) loss on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items**	$6		(1)	5		*	5

Total accumulated other comprehensive (income) loss		$886		$(628)	$258		$(7)	$251

*	Represents an amount less than $0.5 million.
**	Reclassified to cost of sales, research and development expenses, selling and marketing expenses and general and administrative expenses.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

The following tables present the changes in the components of accumulated other comprehensive (income) loss for the nine months ended September 30, 2016 and 2015:

		Nine months ended September 30, 2016
Components of accumulated other comprehensive loss	Description of the reclassification to the statements of income	Other comprehensive (income) loss before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive (income) loss before tax	Corresponding income tax	Net other comprehensive (income) loss after tax
		U.S.$ in millions
Currency translation adjustment	Currency translation adjustment, reclassified to share in losses of associated companies - net	$(316)	$(3)	$(319)	$33	$(286)
Unrealized (gain) loss from available-for-sale securities	Loss on marketable securities, reclassified to financial expenses - net	438	(97)	341	8	349
Unrealized (gain) loss from derivative financial instruments	Loss on derivative financial instruments reclassified to financial expenses - net	517	(7)	510	—	510
Unrealized (gain) loss on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items****	*	*	*	(4)	(4)

Total accumulated other comprehensive (income) loss		$639	$(107)	$532	$37	$569

		Nine months ended September 30, 2015
Components of accumulated other comprehensive loss	Description of the reclassification to the statements of income	Other comprehensive (income) loss before reclassifications	Amounts reclassified to the statement of income	Net other comprehensive (income) loss before tax	Corresponding income tax	Net other comprehensive (income) loss after tax
		U.S.$ in millions
Currency translation adjustment		$897	$—	$897	$—	$897
Unrealized (gain) loss from available-for-sale securities	Loss on marketable securities**	737	(735)	2	*	2
Unrealized (gain) loss from derivative financial instruments	Gain on derivative financial instruments***	(104)	2	(102)	—	(102)
Unrealized (gain) loss on defined benefit plans	Loss on defined benefit plans, reclassified to various statement of income items****	6	(3)	3	(2)	1

Total accumulated other comprehensive (income) loss		$1,536	$(736)	$800	$(2)	$798

*	Represents an amount less than $0.5 million.
**	$630 million loss reclassified to financial expenses - net and $105 million loss reclassified to impairments, restructuring and others.
***	$26 million loss reclassified to financial expenses - net and $28 million gain reclassified to net revenues.
****	Reclassified to cost of sales, research and development expenses, selling and marketing expenses and general and administrative expenses.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

Share repurchase program

In October 2014, Teva’s board of directors authorized the Company to increase its share repurchase program to up to $3 billion of its ordinary shares and American Depositary Shares. As of September 30, 2016, $2.1 billion remained available for repurchases. This repurchase authorization has no time limit. Repurchases may be commenced or suspended at any time.

Teva did not repurchase any of its shares during the nine months ended September 30, 2016, and as of September 30, 2016 and December 31, 2015, Teva’s treasury share balance amounted to 108 million shares.

The following table summarizes the shares repurchased and the amount Teva spent on these repurchases:

	Nine months ended September 30,
	2016	2015
	in millions
Amount spent on shares repurchased	$—	$439

Number of shares repurchased	—	7.7

NOTE 10—Debt obligations

Short-term debt mainly consists of current maturities of long term liabilities, short term bank loans, syndicated revolving line of credit and convertible debentures.

Long-term debt includes the following:

	Weighted average interest rate as of September 30, 2016	Maturity		September 30, 2016	December 31, 2015
	%			(U.S. $ in millions)
Senior notes EUR 1,750 million	0.38%	2020		$1,957	$—
Senior notes EUR 1,500 million	1.13%	2024		1,671	—
Senior notes EUR 1,300 million	1.25%	2023		1,448	1,409
Senior notes EUR 1,000 million	2.88%	2019		1,121	1,092
Senior notes EUR 750 million	1.63%	2028		833	—
Senior notes EUR 700 million	1.88%	2027		782	762
Senior notes USD 3,500 million	3.15%	2026		3,491	—
Senior notes USD 3,000 million	2.20%	2021		2,995	—
Senior notes USD 3,000 million	2.80%	2023		2,990	—
Senior notes USD 2,000 million	1.70%	2019		2,000	—
Senior notes USD 2,000 million	4.10%	2046		1,983	—
Senior notes USD 1,500 million	1.40%	2018		1,499	—
Senior notes USD 950 million	2.40%	2016		950	950
Senior notes USD 844 million	2.95%	2022		869	843
Senior notes USD 789 million	6.15%	2036		780	780
Senior notes USD 700 million	2.25%	2020		700	700
Senior notes USD 613 million	3.65%	2021		627	611
Senior notes USD 588 million	3.65%	2021		587	586
Senior notes CHF 450 million	1.50%	2018		466	455
Senior notes CHF 350 million	0.50%	2022		363	—
Senior notes CHF 350 million	1.00%	2025		363	—
Senior notes CHF 300 million	0.13%	2018		310	—
Fair value hedge accounting adjustments				—	(10)

Total senior notes				28,785	8,178
Term loan USD 2.5 billion	1.96%	2019		2,500	—
Term loan USD 2.5 billion	2.09%	2021	*	2,500	—
Term loan JPY 65 billion	0.99%	2017		649	544
Term loan JPY 35 billion	1.42%	2019		346	290
Term loan JPY 35 billion	LIBOR +0.3%	2018		346	290
Other loans JPY 5 billion	1.67%	2016		—	39

Total loans				6,341	1,163
Debentures USD 15 million	7.20%	2018		15	15
Other	7.48%	2026		9	5

Total debentures and others				24	20

Less current maturities				(1,849)	(989)
Derivative instruments				—	11
Less debt issuance costs**				(122)	(25)

Total long-term debt				$33,179	$8,358

*	10% will be repaid in each of 2017 and 2018, 20% will be repaid in each of 2019 and 2020 and the remaining 40% will be repaid in 2021.
**	In accordance with FASB guidance, effective January 1, 2016, long-term debt is presented net of related debt issuance costs. Prior periods were adjusted to conform with the guidance.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

NOTE 11 – Fair value measurement:

Teva’s financial instruments consist mainly of cash and cash equivalents, investment in securities, current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans and other long-term senior notes and loans, convertible senior debentures and derivatives.

The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying value. The fair value of long-term bank loans mostly approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

Financial instruments measured at fair value

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of September 30, 2016 and December 31, 2015 are classified in the tables below in one of the three categories described above:

	September 30, 2016
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$128	$—	$—	$128
Cash deposits and other	1,429	—	—	1,429
Investment in securities:
Equity securities	1,031	—	—	1,031
Structured investment vehicles	—	99	—	99
Other	15	—	1	16
Derivatives:
Asset derivatives - options and forward contracts	—	9	—	9
Asset derivatives - cross currency swap	—	67	—	67
Liabilities derivatives - options and forward contracts	—	(7)	—	(7)
Contingent consideration*	—	—	(615)	(615)

Total	$2,603	$168	$(614)	$2,157

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	U.S. $ in millions
Cash and cash equivalents:
Money markets	$162	$—	$—	$162
Cash deposits and other	6,784	—	—	6,784
Investment in securities:
Equity securities	1,352	—	—	1,352
Structured investment vehicles	—	94	—	94
Other	11	—	1	12
Derivatives:
Asset derivatives - options and forward contracts	—	25	—	25
Asset derivatives - interest rate, cross-currency and forward starting interest rate swaps	—	105	—	105
Liability derivatives - options and forward contracts	—	(11)	—	(11)
Liability derivatives - treasury locks, interest rate and forward starting interest rate swaps	—	(26)	—	(26)
Contingent consideration*	—	—	(812)	(812)

Total	$8,309	$187	$(811)	$7,685

* Contingent consideration represents either liabilities or assets recorded at fair value in connection with acquisitions.

Teva determined the fair value of the liability for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of unapproved product candidates; the probability of success for product candidates including risks associated with uncertainty regarding achievement and payment of milestone events; the time and resources needed to complete the development and approval of product candidates; the life of the potential commercialized products and associated risks of obtaining regulatory approvals in the U.S. and Europe and the risk adjusted discount rate for fair value measurement.

The contingent consideration is evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of contingent consideration are recorded in earnings.

Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liability.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	Nine months ended September 30, 2016	Year ended December 31, 2015
	U.S. $ in millions
Fair value at the beginning of the period	$(811)	$(616)
Auction-rate securities realized	—	(13)
Additional contingent consideration resulting from:
Eagle license	—	(128)
Gecko acquisition	—	(5)
Adjustments to provisions for contingent consideration:
Labrys acquisition	(5)	(311)
Eagle license	(184)	(63)
MicroDose acquisition	(6)	(10)
Cephalon acquisition	(12)	(5)
NuPathe acquisition	122	(10)
Settlement of contingent consideration:
Labrys acquisition	25	350
Eagle acquisition	52	—
Cephalon acquisition	205	—

Fair value at the end of the period	$(614)	$(811)

Financial instruments not measured at fair value

Financial instruments measured on a basis other than fair value mostly consist of senior notes and convertible senior debentures, and are presented in the below table in terms of fair value:

	Estimated fair value*
	September 30,	December 31,
	2016	2015
	U.S. $ in millions
Senior notes included under long-term liabilities	$28,543	$7,305
Senior notes and convertible senior debentures included under short-term liabilities	1,565	1,778

Total	$30,108	$9,083

* The fair value was estimated based on quoted market prices, where available.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

Investment in securities

The fair value, amortized cost and gross unrealized holding gains and losses of such securities are presented in the below table:

	Fair value	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses
	U.S. $ in millions
September 30, 2016	$1,274	$1,298	$48	$72
December 31, 2015	$1,620	$1,303	$338	$21

Devaluation in Venezuela

Venezuela has experienced hyperinflation in recent years. The government of Venezuela currently has two official exchange rates: the DIPRO rate of 10 bolivars per U.S. dollar (which replaced the CENCOEX rate of 6.3 in March 2016) and the DICOM rate, which fluctuates and is currently approximately 650 bolivars per U.S. dollar.

Following the announcement of the Venezuelan Central Bank and the Ministry for Banking and Finance of FX Regulation 35, effective March 10, 2016, the DIPRO rate was used to settle transactions involving the importation, manufacture and distribution of pharmaceutical products. Teva used the CENCOEX rate until March 2016 and then replaced it with the DIPRO rate to report its Venezuelan financial position, results of operations and cash flows, since it believes that the nature of its business operations in Venezuela, which include the importation, manufacture and distribution of pharmaceutical products, qualifies for the most preferential rates permitted by law.

As a result of the new regulation, Teva impaired its monetary balance sheet items as of March 31, 2016 using the new DIPRO rate (instead of the CENCOEX rate it previously used), with the net difference of $246 million recorded in “financial expenses – net” during the first quarter of 2016.

In the event of an additional devaluation or if a less favorable exchange rate is used, Teva is exposed to a potential impairment of its net monetary assets in Venezuela, which, as of September 30, 2016, amounted to approximately $343 million using the current official preferential exchange rate. In addition, remittance of cash outside of Venezuela is limited. As of September 30, 2016, Teva’s cash on hand in Venezuela was approximately $533 million.

NOTE 12 – Derivative instruments and hedging activities:

The following table summarizes the notional amounts for hedged items, when transactions are designated as hedge accounting:

	September 30,	December 31,
	2016	2015
	U.S. $ in millions

Forward starting interest rate swap - cash flow hedge	$—	$3,500
Treasury lock - cash flow hedge	—	500
Interest rate swap - fair value hedge	—	1,294
Cross-currency swap - cash flow hedge	588	588

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

The following table summarizes the classification and fair values of derivative instruments:

	Fair value
	Designated as hedging instruments		Not designated as hedging instruments
	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Reported under	U.S. $ in millions

Asset derivatives:
Other current assets:
Forward starting interest rate swap - cash flow hedge	$—	$26	$—	$—
Option and forward contracts	—	—	9	25
Other non-current assets:
Cross-currency swaps - cash flow hedge	67	78	—	—
Interest rate swaps - fair value hedge	—	1	—	—
Liability derivatives:
Other current liabilities:
Forward starting interest rate swaps - cash flow hedge	—	(10)	—	—
Treasury locks - cash flow hedge	—	(5)	—	—
Option and forward contracts	—	—	(7)	(11)
Senior notes and loans:
Interest rate swaps - fair value hedge	—	(11)	—	—

Derivatives on foreign exchange contracts mainly hedge Teva’s balance sheet items from currency exposure but are not designated as hedging instruments for accounting purposes. With respect to such derivatives, gains of $10 million and $52 million were recognized under financial expenses-net for the nine months ended September 30, 2016 and 2015, respectively, and gains of $29 million and $40 million were recognized under financial expenses-net for the three months ended September 30, 2016 and 2015, respectively. Such gains offset the revaluation of the balance sheet items also recorded under financial expenses-net.

With respect to the interest rate and cross-currency swap agreements, gains of $14 million and $22 million were recognized under financial expenses-net for the nine months ended September 30, 2016 and 2015, respectively, and gains of $5 million and $6 million were recognized under financial expenses-net for the three months ended September 30, 2016 and 2015, respectively. Such gains mainly reflect the differences between the fixed interest rate and the floating interest rate.

Commencing in the third quarter of 2015, Teva entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of the U.S. dollar debt issuance in July 2016, with respect to $3.75 billion and $1.5 billion notional amounts, respectively. These agreements hedged the variability in anticipated future interest payments due to possible changes in the benchmark interest rate between the date the agreements were entered into and the actual date of the U.S. dollar debt issuance in July 2016 (in connection with the closing of the Actavis Generics acquisition).

Certain of the forward starting interest rate swaps and treasury lock agreements matured during the first half of 2016. In July 2016, in connection with the debt issuances mentioned in note 3, Teva terminated the remaining forward starting interest rate swaps and treasury lock agreements. The termination of these transactions resulted in a loss position of $493 million, of which $242 million were settled on October 7, 2016 and the remaining amount will be settled in first quarter of 2017. The change in fair value of these instruments recorded as part of other comprehensive income will be amortized under financial expenses-net over the life of the debt.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notes to Consolidated Financial Statements – (Continued)

(Unaudited)

With respect to the forward starting interest rate swaps and treasury lock agreements, losses of $5 million were recognized under financial expenses-net for the three and nine months ended September 30, 2016. Such losses mainly reflect the differences between the hedged interest rate and the actual interest rate on the U.S. dollar debt issuance date in July 2016.

In the third quarter of 2016, Teva terminated interest rate swap agreements designated as fair value hedge relating to its 2.95% senior notes due 2022 with respect to $844 million notional amount and its 3.65% senior notes due 2021 with respect to $450 million notional amount, out of the $613 million swapped notional amount of outstanding debt. Settlement of these transactions resulted in a gain position of $41 million. The fair value hedge accounting adjustments of these instruments, which are recorded under senior notes and loans, will be amortized under financial expenses-net over the life of the debt.

NOTE 13 – Impairments, restructuring and others:

Impairments, restructuring and others consisted of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	U.S. $ in millions
Impairments of long-lived assets	$29	$187	$614	$334
Acquisition expenses	43	61	101	194
Integration expenses	42	—	83	—
Restructuring expenses	115	70	154	121
Contingent consideration	34	67	85	329
Others (1)	(673)	(1)	(616)	(10)

Total	$(410)	$384	$421	$968

(1)	As described in note 3 above, during the three months ended September 30, 2016, Teva recorded a gain of $693 million relating to divestitures of products associated with the acquisition of Actavis Generics.

During the nine months ended September 30, 2016, Teva recorded a $258 million impairment of the full carrying value of Teva’s in-process R&D asset Revascor® (mesenchymal precursor cells), following a decision to exercise a contractual right to terminate Teva’s involvement with Mesoblast Ltd. in the ongoing phase 3 trial of Revascor® (mesenchymal precursor cell). In addition, Teva recorded a $248 million impairment of the full carrying value of Zecuity®, partially offset by a reversal of $122 million in related contingent consideration, following a decision to voluntarily suspend sales, marketing and distribution of Zecuity®. Teva also recorded an increase of $184 million in contingent consideration related to BendekaTM, due to a change in projected royalties related to the future sales outlook as well as a change in probability assessment for certain milestone payments.

Following a U.S. Food and Drug Administration (“FDA”) inspection earlier this year, Teva voluntarily discontinued all manufacturing activities at its facility in Godollo, Hungary in order to assess and remediate quality concerns. In June 2016, the FDA issued a U.S. import alert for all products from this facility, which can only be lifted after the FDA confirms regulatory compliance. On October 14, 2016, Teva received a warning letter from the FDA, which cites deficiencies in manufacturing operations, laboratory controls and data integrity. While Teva expects to incur remediation expenses at this site, and recognizes uncertainty regarding the timing of regaining FDA clearance, an impairment is not considered necessary at this time. If it is determined that clearance will not be obtained within an expected timeframe, Teva may conclude that an impairment is necessary in the future. Property, plant and equipment balances for this site as of September 30, 2016 amounted to approximately $171 million.

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NOTE 14 – Legal settlements and loss contingencies:

Legal settlements and loss contingencies for the nine months ended September 30, 2016 amounted to $674 million, primarily consisting of a provision of approximately $520 million established in connection with advanced discussions with the U.S. Department of Justice (“DOJ”) and SEC to settle the Foreign Corrupt Practices Act (“FCPA”) investigations, compared to $531 million for the nine months ended September 30, 2015. The expenses in 2015 consisted mainly of additional reserves relating to the settlement of the modafinil antitrust litigation, partially offset by insurance proceeds relating to the settlement of the pantoprazole patent litigation. As of September 30, 2016 and December 31, 2015 an accrued amount for legal settlements and loss contingencies of $1.3 billion and $256 million, respectively, is recorded in other current liabilities.

NOTE 15 – Contingencies:

General

From time to time, Teva and/or its subsidiaries are subject to claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to litigation. Teva believes that it has meritorious defenses to all actions brought against it and vigorously pursues the defense or settlement of each such action. Except as described below, Teva does not currently have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to matters disclosed in this note.

Teva records a provision in its financial statements to the extent that it concludes that a contingent liability is probable and the amount thereof is estimable. Based upon the status of these cases, management’s assessments of the likelihood of damages, and the advice of counsel, no provisions have been made regarding the matters disclosed in this note, except as noted below. Litigation outcomes and contingencies are unpredictable, and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments about future events and often rely heavily on estimates and assumptions.

Based on currently available information, Teva believes that none of the proceedings brought against it described below is likely to have a material adverse effect on its financial condition. However, if one or more of such proceedings were to result in final judgments against Teva, such judgments could be material to its results of operations and cash flows in a given period. In addition, Teva incurs significant legal fees and related expenses in the course of defending its positions even if the facts and circumstances of a particular litigation do not give rise to a provision in the financial statements.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Teva’s agreements with third parties may require Teva to indemnify them, or require them to indemnify Teva, for the costs and damages incurred in connection with product liability claims, in specified or unspecified amounts.

Except as otherwise noted, all of the litigation matters disclosed below involve claims arising in the United States. All third-party sales figures given below are based on IMS data.

Intellectual Property Litigation

From time to time, Teva seeks to develop generic versions of patent-protected pharmaceuticals for sale prior to patent expiration in various markets. In the United States, to obtain approval for most generics prior to the expiration of the originator’s patents, Teva must challenge the patents under the procedures set forth in the Hatch-Waxman Act of 1984, as amended. To the extent that Teva seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patents. Teva may also be involved in patent litigation involving the extent to which its product or manufacturing process techniques may infringe other originator or third-party patents.

Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic version even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.

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The general rule for damages in patent infringement cases in the United States is that the patentee should be compensated by no less than a reasonable royalty, and it may also be able in certain circumstances to be compensated for its lost profits. The amount of a reasonable royalty award would be calculated based on the sales of Teva’s generic product. The amount of lost profits would be based on the lost sales of the branded product. The launch of an authorized generic and other generic competition may be relevant to the damages calculation. In addition, the patentee may seek consequential damages as well as enhanced damages of up to three times the profits lost by the patent holder for willful infringement, although courts have typically awarded much lower multiples.

Teva is also involved in litigation regarding patents in other countries where it does business, particularly in Europe, where Teva has in recent years increased the number of launches of its generic versions of branded pharmaceuticals prior to the expiration of the innovator’s patents. The laws concerning generic pharmaceuticals and patents differ from country to country. Damages for patent infringement in Europe may include lost profits or a reasonable royalty, but enhanced damages for willful infringement are generally not available.

In December 2012, Endo sued Actavis (now a Teva subsidiary) in New York federal court for infringement of patents expiring in 2023. The lawsuit followed the launch by Actavis of its 7.5 mg and 15 mg oxymorphone extended-release tablets, which were the AB-rated generic versions of the original formulation of Endo’s Opana® ER. According to Endo’s annual reports, Opana ER had net sales of approximately $299 million for the twelve months ended December 31, 2012. In September 2013, Actavis launched additional strengths of its product. In August 2015, the court found two Endo patents valid and infringed, and on April 29, 2016, enjoined Actavis from selling its oxymorphone ER products. Actavis has appealed these rulings. In addition, in November 2014, Endo and Mallinckrodt sued Actavis in Delaware federal court, alleging that sales of the Actavis oxymorphone ER products infringe another patent that expires in 2029, which Endo had licensed from Mallinckrodt. Trial in that case is scheduled for February 2017. Were Endo ultimately to be successful in its allegations of patent infringement, Actavis could be required to pay damages relating to past sales of its oxymorphone ER products and continue to be enjoined from future sales until patent expiration. The amount of damages, if any, would be determined in a separate trial that would be scheduled after resolution of the pending appeal.

In July 2014, GlaxoSmithKline (“GSK”) sued Teva in Delaware federal court for infringement of a patent expiring in June 2015, which covers GSK’s Coreg® products. Teva and numerous other generic producers began selling their carvedilol tablets (the generic version of Coreg®) in September of 2007. At the time of Teva’s launch, annual sales of Coreg® were approximately $1.6 billion. The parties served their first round expert reports in September 2016, including GSK’s confidential damages expert report. Teva vigorously disputes GSK’s claims on the merits and also disputes the amount and nature of GSK’s alleged damages. Rebuttal expert reports, including Teva’s damages report, are due in November 2016. A hearing on any dispositive motions is scheduled for April 2017, and trial, if necessary, is scheduled to commence in June 2017. Were GSK ultimately to be successful in its allegations of patent infringement, Teva could be required to pay damages relating to past sales of its carvedilol products. Teva would be permitted to continue selling its carvedilol products, given that GSK’s patent has expired.

In April 2015, Teva launched its 2 mg, 5 mg, 10 mg, 15 mg, 20 mg, and 30 mg aripiprazole tablets, which are the AB-rated generic versions of Otsuka’s Abilify®, which had sales of approximately $7.8 billion for the twelve months ended December 2014. Otsuka sued Teva in New Jersey federal court for infringement of patents that expire in March 2023 and March 2027. On January 20, 2016, the court granted summary judgment on the grounds that Teva’s generic product does not infringe Otsuka’s patent directed to using aripiprazole in combination with certain anti-depressants. Otsuka appealed this order. In August 2016, Teva and Otsuka settled this litigation, and a provision for the settlement was recorded in the financial statements.

Product Liability Litigation

Teva’s business inherently exposes it to potential product liability claims, and in recent years the number of product liability claims asserted against Teva has increased. Teva maintains a program of insurance, which may include commercial insurance, self-insurance (including direct risk retention), or a combination of both approaches, in amounts and on terms that it believes are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceuticals that are not covered by insurance; in addition, it may be subject to claims for which insurance coverage is denied as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of commercial insurance it desires, or any commercial insurance on reasonable terms, in all of its markets.

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Teva and/or its subsidiaries, including Watson Laboratories, Inc. (“Watson”) and Actavis Elizabeth LLC (“Actavis”), have been named as defendants in approximately 4,000 product liability lawsuits brought against them and other manufacturers by approximately 4,400 plaintiffs claiming injuries (including allegations of neurological disorders, such as tardive dyskinesia) from the long-term use of metoclopramide (the generic form of Reglan®). For over 20 years, the FDA-approved label for metoclopramide has contained warning language about the risk of tardive dyskinesia, and that the risk of developing the disorder increases with duration of treatment and total cumulative dose. In February 2009, the FDA announced that manufacturers of metoclopramide would be required to revise the label, including the addition of a “black box” warning about the risk of tardive dyskinesia resulting from long-term usage. Teva expects to be dismissed from at least some of the cases on the basis that some plaintiffs cannot demonstrate that they used a Teva product.

Approximately 40% of the plaintiffs are parties to cases against Teva that are part of a mass tort proceeding in the Philadelphia Court of Common Pleas. In addition, there are mass tort proceedings under way in state courts in California and New Jersey. The California litigation includes about half of the total plaintiffs. In the New Jersey proceeding, the trial court granted the defendants’ motion to dismiss, on federal preemption grounds, all claims other than those based on an alleged failure to timely update the label. The appellate court affirmed this dismissal. On April 11, 2016, the New Jersey Supreme Court heard oral argument on Teva’s further appeal of the decision, and on August 22, 2016, affirmed with respect to the failure to update claims. In the Philadelphia County proceedings, one case is scheduled for trial beginning in March 2017, and nine other cases have trial dates scheduled in 2017, the first of which will begin in June. Two preference trials in the California proceedings are scheduled for February and March 2017. Actavis has recently reached an agreement in principle to resolve the majority of the cases pending against it.

Competition Matters

As part of its generic pharmaceuticals business, Teva has challenged a number of patents covering branded pharmaceuticals, some of which are among the most widely-prescribed and well-known drugs on the market. Many of Teva’s patent challenges have resulted in litigation relating to Teva’s attempts to market generic versions of such pharmaceuticals under the federal Hatch-Waxman Act. Some of this litigation has been resolved through settlement agreements in which Teva obtained a license to market a generic version of the drug, often years before the patents expire. Occasionally, Teva and its subsidiaries have been named as defendants in cases that allege antitrust violations arising from such settlement agreements. Teva believes that its settlement agreements are lawful and serve to increase competition, and intends to defend them vigorously. However, the plaintiffs in these cases typically allege (1) that Teva received something of value from the innovator in exchange for an agreement to delay generic entry, and (2) that they would have realized significant savings if there had been no settlement and competition had commenced earlier. These cases seek various forms of injunctive and monetary relief, including damages based on the difference between the brand price and what the generic price allegedly would have been, and disgorgement of profits, trebled under the relevant statutes, plus attorneys’ fees and costs. The damages allegedly caused by the alleged delays in generic entry generally depend on the size of the branded market and the length of the alleged delay, and can be substantial, particularly where the alleged delays are lengthy or branded drugs with sales in the billions of dollars are involved.

In June 2013, the United States Supreme Court held, in Federal Trade Commission v. Actavis, Inc. (the “AndroGel case”), that a rule of reason test should be applied in analyzing whether such settlements potentially violate the federal antitrust laws. The Supreme Court held that a trial court must analyze each agreement in its entirety in order to determine whether it violates the antitrust laws. This new test may lead to increased scrutiny of Teva’s patent settlements, additional action by the FTC, and an increased risk of liability in Teva’s currently pending antitrust litigations.

In April 2006, certain subsidiaries of Teva were named in a class action lawsuit filed in the U.S. District Court for the Eastern District of Pennsylvania. The case alleges that the settlement agreements entered into between Cephalon, Inc., now a Teva subsidiary (“Cephalon”), and various generic pharmaceutical companies in late 2005 and early 2006 to resolve patent litigation involving certain finished modafinil products (marketed as Provigil®) were unlawful because they had the effect of excluding generic competition. The case also alleges that Cephalon improperly asserted its Provigil® patent against the generic pharmaceutical companies. The first lawsuit was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon (the “Direct Purchaser Class”). Similar allegations have been made in a number of additional complaints, including those filed on behalf of a proposed class of end payors of Provigil (the “End Payor Class”), by certain individual end payors, by certain retail chain pharmacies and by Apotex, Inc. (collectively, these cases are referred to as the “Philadelphia Modafinil Action”). Separately, Apotex challenged Cephalon’s Provigil® patent, and in October 2011, the Court found the patent to be invalid and unenforceable based on inequitable conduct. This decision was affirmed on appeal in April 2013. Teva has either settled or reached agreements in principle to settle with all of the plaintiffs in the Philadelphia Modafinil Action. However, one of the end payors, United Healthcare Services, has taken the position that it is not bound by the settlement that was agreed to on its behalf and has brought its own separate action in Minnesota federal court. Teva has moved to dismiss that matter and has also filed suit to enforce the settlement.

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In February 2008, following an investigation, the FTC sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition (the “FTC Modafinil Action”).

In addition to the Philadelphia Modafinil Action and the FTC Modafinil Action, the City of Providence, Rhode Island and the State of Louisiana have also filed lawsuits against Cephalon and other Teva subsidiaries. Teva has reached an agreement in principle with the City of Providence, and won its motion to dismiss against the State of Louisiana. Cephalon and Teva have also reached a settlement with 48 state attorneys general, which was approved by the court on November 7, 2016. Certain other claimants have given notices of potential claims related to these settlement agreements. Annual sales of Provigil® were approximately $500 million at the time of the settlement agreements, and approximately $1 billion when the first generic modafinil product was launched in March 2012.

In May 2015, Cephalon entered into a consent decree with the FTC under which the FTC dismissed its claims against Cephalon in the FTC Modafinil Action in exchange for payment of $1.2 billion (less set-offs for prior settlements) by Cephalon and Teva into a settlement fund. The net amount paid into the settlement fund may be used to settle certain other related cases, including the claims still pending in the litigation described above, as well as other government investigations. Under the consent decree, Teva also agreed to certain injunctive relief with respect to the types of settlement agreements Teva may enter into to resolve patent litigation in the United States for a period of ten years. If, at the end of the ten years, the entire settlement fund has not been fully disbursed, any amount remaining will be paid to the Treasurer of the United States. In July 2015, Teva made a payment into the settlement fund for the difference of $1.2 billion less the amount of the agreed-upon settlements reached as of that date. Management recorded an additional charge of $398 million in the second quarter of 2015 as a result of the settlement with the FTC.

In January 2009, the FTC and the State of California filed a lawsuit in California federal court alleging that a September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”) relating to AndroGel® 1% (testosterone gel) violated the antitrust laws. Additional lawsuits alleging similar claims were later filed by private plaintiffs (including plaintiffs purporting to represent classes of similarly situated claimants), and the various actions were consolidated in a multidistrict litigation in Georgia federal court. In February 2010, the court granted Watson’s motion to dismiss all claims except certain sham litigation claims brought by the private plaintiffs. Those sham litigation claims were later dismissed on summary judgment and appealed to the Eleventh Circuit. In June 2013, the United States Supreme Court reversed the dismissal of the FTC’s reverse-payment claims in the AndroGel decision referenced above, and ordered the case remanded. The Eleventh Circuit also remanded the private plaintiffs’ cases. In May 2015, Giant Eagle, Inc., an individual direct purchaser opt-out plaintiff, filed a new complaint, alleging similar claims, in Pennsylvania federal court. That action was transferred to the multidistrict litigation in Georgia, and Watson answered the complaint in August 2015. On May 19, 2016, the indirect purchaser plaintiffs stipulated to the voluntary dismissal of their claims with prejudice. On October 14, 2016, Actavis Holdco U.S., Inc. (successor-in-interest to Watson) moved for summary judgment on the grounds that the FTC’s case is moot in light of the above-described consent decree stemming from the FTC Modafinil Action. Annual sales of AndroGel® 1% at the time of the settlement were approximately $350 million, and annual sales of the AndroGel franchise (AndroGel® 1% and AndroGel® 1.62%) were approximately $140 million and $1.05 billion, respectively, at the time Actavis launched its generic version of AndroGel® 1% in November 2015.

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In April 2011, the European Commission opened a formal investigation against both Cephalon and Teva to assess whether the 2005 settlement agreement between the parties might have had the object or effect of hindering the entry of generic modafinil. The Commission has indicated to Teva that it intends to issue a statement that will specify the initial findings of the investigation.

Teva subsidiaries Barr Laboratories, Inc. (“Barr”) and The Rugby Group (“Rugby”) are defendants in actions in California, Kansas and Florida state courts alleging that a January 1997 patent litigation settlement agreement between Barr, Rugby (then a subsidiary of Sanofi Aventis) and Bayer Corporation concerning the antibiotic ciprofloxacin was anticompetitive and violated state antitrust and consumer protection laws. In addition, Rugby is also named as a defendant in Tennessee. In the California case, the trial court granted defendants’ summary judgment motions, and the court of appeal affirmed in October 2011. While an appeal was pending before the California Supreme Court, the trial court approved a $74 million class settlement with Bayer. In May 2015, the California Supreme Court reversed and remanded the case back to the trial court for a rule of reason inquiry as to the remaining defendants, including Barr and Rugby. A trial has been scheduled for January 2017. In August 2016, Rugby agreed to settle with plaintiffs for $100 million, which will be indemnified by Sanofi Aventis. The settlement was approved by the court on November 4, 2016. Based on the plaintiffs’ expert testimony in the California case, estimated sales of ciprofloxacin in California were approximately $500 million during the alleged damages period. In the Kansas action, the court granted preliminary approval of the settlement Bayer entered into with plaintiffs in June 2015. In July 2015, Barr and the remaining co-defendants also agreed to settle with the plaintiffs; the court granted final approval of the settlement on June 6, 2016. The Florida case has been administratively closed by the court.

In December 2011, three groups of plaintiffs sued Wyeth and Teva for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving extended release venlafaxine (generic Effexor® XR) entered into in November 2005. The cases were filed by a purported class of direct purchasers, by a purported class of indirect purchasers and by certain chain pharmacies. The plaintiffs claim that the settlement agreement between Wyeth and Teva unlawfully delayed generic entry. In October 2014, the court granted Teva’s motion to dismiss in the direct purchaser cases, after which the parties agreed that the court’s reasoning applied equally to the indirect purchaser cases. Plaintiffs filed notices of appeal, and the Third Circuit has consolidated the appeal with a separate antitrust case in which Teva is not a party, In re Lipitor Antitrust Litigation, solely for purposes of disposition by the same appellate panel. Argument on the issue of whether the appeal should be transferred to the Federal Circuit was heard on September 27, 2016. Annual sales of Effexor® XR were approximately $2.6 billion at the time of settlement and at the time generic versions were launched in July 2010.

In February 2012, two purported classes of direct-purchaser plaintiffs sued GSK and Teva in New Jersey federal court for alleged violations of the antitrust laws in connection with their settlement of patent litigation involving lamotrigine (generic Lamictal®) entered into in February 2005. In August 2012, a purported class of indirect purchaser plaintiffs filed a nearly identical complaint against GSK and Teva in the same court. The plaintiffs claim that the settlement agreement unlawfully delayed generic entry and seek unspecified damages. In December 2012, the court dismissed the cases. In January 2014, the court denied the direct purchaser plaintiffs’ motion for reconsideration and affirmed its original dismissal of the cases. In June 2015, the Third Circuit reversed and remanded for further proceedings. On February 19, 2016, Teva and GSK filed a petition for a writ of certiorari in the United States Supreme Court, which was denied on November 7, 2016. Litigation has resumed in both the direct purchaser and indirect purchaser actions. Teva and GSK filed a motion for judgment on the pleadings in the indirect purchaser action in December 2015, which the court granted in part and denied in part in March 2016. On September 21, 2016, GSK, Teva and the indirect purchaser plaintiffs agreed to settle the litigation, and on October 27, 2016, the indirect purchaser plaintiffs stipulated to the dismissal of their claims with prejudice. Annual sales of Lamictal® were approximately $950 million at the time of the settlement, and approximately $2.3 billion at the time generic competition commenced in July 2008.

In April 2013, purported classes of direct purchasers of, and end payors for, Niaspan® (extended release niacin) sued Teva and Abbott for violating the antitrust laws by entering into a settlement agreement in April 2005 to resolve patent litigation over the product. A multidistrict litigation has been established in the U.S. District Court for the Eastern District of Pennsylvania. Teva and Abbott’s motion to dismiss was denied in September 2014. Throughout 2015 and in January 2016, several individual direct purchaser opt-out plaintiffs filed complaints with allegations nearly identical to those of the direct purchaser class. In October 2016, the District Attorney for Orange County, California, filed a similar action in California state court alleging violations of state law. Annual sales of Niaspan® were approximately $416 million at the time of the settlement and approximately $1.1 billion at the time generic competition commenced in September 2013.

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Since July 2013, numerous lawsuits have been filed in several federal courts by purported classes of end payors for, and direct purchasers of, Solodyn® ER (minocycline hydrochloride) against Medicis, the innovator, and several generic manufacturers, including Teva. The lawsuits allege, among other things, that the settlement agreements between Medicis and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Medicis in March 2009. A multidistrict litigation has been established in the U.S. District Court for the District of Massachusetts. In September 2014, plaintiffs filed an amended complaint that did not name Teva as a defendant. Annual sales of Solodyn® ER were approximately $380 million at the time Teva settled and approximately $765 million at the time generic competition entered the market on a permanent basis in November 2011.

In November 2013, a putative class action was filed in Pennsylvania federal court against Actavis, Inc. and certain of its affiliates, alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals Inc. relating to Lidoderm® (lidocaine transdermal patches) violated the antitrust laws. Additional lawsuits containing similar allegations followed on behalf of other classes of putative direct purchaser and end-payer plaintiffs, and the cases have been consolidated in federal court in California. Defendants moved to dismiss, and in November 2014, the court granted the motions in part but denied them with respect to the claims under Section 1 of the Sherman Act. Plaintiffs then filed amended consolidated complaints in December 2014, and additional complaints have followed from retailers acting in their individual capacities. Discovery in these cases is ongoing. In March 2016, the FTC filed a lawsuit in Pennsylvania federal court against Allergan plc, Watson, Endo and Impax Laboratories, Inc. challenging (1) Watson’s 2012 patent lawsuit settlement with Endo related to Lidoderm® and (2) a June 2010 patent litigation settlement between Endo and Impax related to Opana® ER (generic oxymorphone extended release tablets). The FTC’s allegations against Watson relate to the Lidoderm® settlement only (and not the Opana® ER settlement). The defendants moved to sever the Lidoderm®-related claims from the Opana® ER-related claims, and also to dismiss the FTC’s claims outright. On October 20, 2016, the court granted Watson’s and Impax’s motions to sever and ordered the FTC to file new, individual complaints. The court denied the defendants’ motions to dismiss as moot, with leave to re-file once the FTC files new complaints. On October 25, 2016, the FTC filed a notice of voluntary dismissal. On October 26, 2016, Endo and Watson filed a complaint in Pennsylvania federal court seeking a declaratory judgment that the FTC’s claims are not authorized by statute, or, in the alternative, that the FTC does not have statutory authority to pursue a disgorgement remedy. Annual sales of Lidoderm® at the time of the settlement were approximately $1.2 billion, and were approximately $1.4 billion at the time Actavis launched its generic version in September 2013.

Since November 2013, numerous lawsuits have been filed in various federal courts by purported classes of end payors for, and direct purchasers of, Aggrenox® (dipyridamole/aspirin tablets) against Boehringer Ingelheim (“BI”), the innovator, and several Teva subsidiaries. The lawsuits allege, among other things, that the settlement agreement between BI and Barr entered into in August 2008 violated the antitrust laws. A multidistrict litigation has been established in the U.S. District Court for the District of Connecticut. Teva and BI’s motion to dismiss was denied in March 2015. On August 6, 2016, the judge issued an order preventing discovery about any products other than branded Aggrenox® and its AB-rated generics for purposes of defining the relevant antitrust market in this litigation. That issue has been certified for immediate appeal, and the Second Circuit’s decision on whether it will hear the appeal is pending. Annual sales of Aggrenox® were approximately $340 million at the time of the settlement, and were approximately $455 million at the time generic competition began in July 2015. Teva launched a generic version of Aggrenox® in July 2015.

Since January 2014, numerous lawsuits have been filed in the U.S. District Court for the Southern District of New York by purported classes of end payors for and direct purchasers of ACTOS® and ACTO plus Met® (pioglitazone and pioglitazone plus metformin) against Takeda, the innovator, and several generic manufacturers, including Teva, Actavis and Watson. The lawsuits allege, among other things, that the settlement agreements between Takeda and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Takeda in December 2010. Defendants’ motions to dismiss with respect to the end payor lawsuits were granted in September 2015. In October 2015, the end payors filed a notice of appeal of this ruling, and on March 22, 2016, a stipulation was filed dismissing Teva and the other generic defendants from the appeal. The lawsuits brought by the direct purchasers were stayed pending a ruling on the motions to dismiss the end payor lawsuits. Following the ruling on the motions to dismiss in the end payor lawsuits, the direct purchaser plaintiffs amended their complaint. Defendants have moved to dismiss that complaint. The case against the direct purchasers has been stayed pending resolution of the appeal filed by the end payors. At the time of the settlement, annual sales of ACTOS® were approximately $3.7 billion and annual sales of ACTO plus Met® were approximately $500 million. At the time generic competition commenced in August 2012, annual sales of ACTOS® were approximately $2.8 billion and annual sales of ACTO plus Met® were approximately $430 million.

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In June 2014, two groups of end payors sued AstraZeneca and Teva, as well as Ranbaxy and Dr. Reddy’s, in the Philadelphia Court of Common Pleas for violating the antitrust laws by entering into settlement agreements to resolve the esomeprazole (generic Nexium®) patent litigation (the “Philadelphia Esomeprazole Actions”). These end payors had opted out of a class action that was filed in the Massachusetts federal court in September 2012 and resulted in a jury verdict in December 2014 in favor of AstraZeneca and Ranbaxy (the “Massachusetts Action”). Prior to the jury verdict, Teva settled with all plaintiffs for $24 million. The allegations in the Philadelphia Esomeprazole Actions are nearly identical to those in the Massachusetts Action. The Philadelphia Esomeprazole Actions are stayed pending resolution of the Massachusetts Action, which is currently on appeal to the First Circuit with respect to the claims against the non-settling defendants AstraZeneca and Ranbaxy.

In September 2014, the FTC sued AbbVie Inc. and certain of its affiliates (“AbbVie”) and Teva in the U.S. District Court for the Eastern District of Pennsylvania alleging that they violated the antitrust laws when they entered into a settlement agreement to resolve the AndroGel® patent litigation and a supply agreement under which AbbVie would supply authorized generic product for TriCor® to Teva. The FTC alleges that Teva agreed to delay the entry of its generic testosterone gel product in exchange for entering into the TriCor supply agreement. In May 2015, the court granted Teva’s motion to dismiss the FTC’s claim as to Teva. The FTC’s motions for reconsideration and for entry of partial final judgment to permit an immediate appeal were denied.

Since May 2015, two lawsuits have been filed in the U.S. District Court for the Southern District of New York by a purported class of direct purchasers of, and a purported class of end payors for, Namenda IR® (memantine hydrochloride) against Forest Laboratories, LLC and Actavis PLC, the innovator, and several generic manufacturers, including Teva. The direct purchasers withdrew their complaint and filed an amended complaint that did not name Teva as a defendant. Defendants have moved to dismiss the claims made by the end payors. The lawsuits allege, among other things, that the settlement agreements between Forest and the generic manufacturers violated the antitrust laws. Teva entered into its agreement with Forest in November 2009. On September 13, 2016, the court denied defendants’ motions to dismiss, but stayed the cases with respect to the claims brought under state law, which are the only claims asserted against Teva. Annual sales of Namenda IR® at the time of the settlement were approximately $1.1 billion, and are currently approximately $1.4 billion.

On March 8, 2016 and April 11, 2016, certain Actavis subsidiaries in the United Kingdom, including Auden Mckenzie, received notices from the U.K. Competition and Markets Authority (“CMA”) that it had launched formal investigations under Section 25 of the Competition Act of 1998 into suspected breaches of competition law in connection with the supply of 10mg and 20mg hydrocortisone tablets. The CMA is investigating whether Auden Mckenzie and Actavis UK infringed the competition act and the Treaty on the Functioning of the European Union. The CMA is expected to decide how to proceed with the investigations in January 2017, which may include issuing its preliminary findings in the investigations. A provision has been included in the financial statements for this matter.

Government Investigations and Litigation Relating to Pricing and Marketing

Teva is involved in government investigations and litigation arising from the marketing and promotion of its specialty pharmaceutical products in the United States. Many of these investigations originate through what are known as qui tam complaints, in which the government reviews a complaint filed under seal by a whistleblower (a “relator”) that alleges violations of the federal False Claims Act. The government considers whether to investigate the allegations and will, in many cases, issue subpoenas requesting documents and other information, including conducting witness interviews. The government must decide whether to intervene and pursue the claims as the plaintiff. Once a decision is made by the government, the complaint is unsealed. If the government decides not to intervene, then the relator may decide to pursue the lawsuit on his own without the active participation of the government.

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Under the federal False Claims Act, the government (or relators who pursue the claims without the participation of the government in the case) may seek to recover up to three times the amount of damages in addition to a civil penalty of $10,781 to $21,563 for each allegedly false claim submitted to the government for payment. Generally speaking, these cases take several years for the investigation to be completed and, ultimately, to be resolved (either through litigation or settlement) after the complaint is unsealed. In addition, some states have pursued investigations under state false claims statutes or consumer protection laws, either in conjunction with a government investigation or separately. There is often collateral litigation that arises from public disclosures of government investigations, including the filing of class action lawsuits by third party payors alleging fraud-based claims or by shareholders alleging violations of the securities laws.

A number of state attorneys general have filed various actions against Teva and/or certain of its subsidiaries, including certain Actavis subsidiaries, relating to reimbursements or drug price reporting under Medicaid or other programs. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Teva and its subsidiaries have reached settlements in most of these cases, and remain parties to litigation in Illinois. The Actavis subsidiaries remain parties to litigation in Illinois, Wisconsin and Mississippi. A provision for the cases has been included in the financial statements. Trial in the Illinois case against Teva concluded in the fourth quarter of 2013, and post-trial briefing has been submitted. The court has notified the parties that it will issue an order regarding the case by December 14, 2016. The State of Illinois is seeking approximately $100 million in compensatory damages. Any such damages ultimately awarded by the court are subject to automatic trebling. In addition, the state is seeking unspecified statutory penalties that could range, depending on the method used for calculation, from a de minimis amount to well over $100 million. Teva denies any liability, and will argue that even if the court finds liability, compensatory damages and penalties should be significantly less than the amount sought by the state. The case against Watson on behalf of Mississippi was tried from November 2012 through April 2013. In August 2013, the court ruled in favor of the state, awarding $12.4 million in compensatory damages and civil penalties. In March 2014, the court awarded the state an additional $17.9 million in punitive damages. A provision for these amounts has been included in the financial statements. Watson is appealing both the original and the punitive damage awards.

Several qui tam complaints have been unsealed in recent years as a result of government decisions not to participate in the cases. The following is a summary of certain government investigations, qui tam actions and related matters.

In December 2009, the U.S. District Court for the District of Massachusetts unsealed a complaint alleging that numerous drug manufacturers, including certain Teva subsidiaries (including Actavis), violated the federal False Claims Act in connection with Medicaid reimbursement for certain vitamins, dietary supplements and DESI products that were allegedly ineligible for reimbursement. The DOJ declined to join in the matter. The defendants, including Teva, filed a motion to dismiss, which was granted in February 2013. The plaintiffs’ deadline to appeal the dismissal has not yet expired.

Cephalon has received and responded to subpoenas related to Treanda®, Nuvigil® and Fentora®. In March 2013, a federal False Claims Act complaint filed against Cephalon in the U.S. District Court for the Southern District of New York was unsealed. The case was transferred to the Eastern District of Pennsylvania. The complaint alleges off-label promotion of Treanda® and Fentora®. The court granted Cephalon’s motion to dismiss the Fentora® claims and denied Cephalon’s motion to dismiss the Treanda® claims. Discovery is ongoing in this matter. In January 2014, a separate federal False Claims Act complaint that had been filed in the U.S. District Court for the Eastern District of Pennsylvania was served on Cephalon. The complaint alleges off-label promotion of Fentora®, Nuvigil® and Provigil®. The court dismissed the Fentora® claims and denied Cephalon’s motion to dismiss the Provigil® and Nuvigil® claims. In August 2015, Cephalon submitted a motion to modify the court’s order denying its motion to dismiss the relators’ Provigil® claims. In February 2016, the court granted Cephalon’s motion for judgment on the pleadings as to Provigil® claims that allegedly occurred prior to February 28, 2008. The relators’ motion for reconsideration was denied without prejudice.

In September 2013, the State of Louisiana filed a complaint seeking unspecified damages against 54 pharmaceutical companies, including Teva and Actavis. The complaint alleges that the defendants defrauded the state by falsely representing that its products were FDA-approved drugs, which allegedly caused the state Medicaid program to pay millions of dollars in reimbursement claims for products that it would not otherwise have covered. The case was dismissed without prejudice in September 2015, with the court finding that the state was not a proper plaintiff. The state appealed, and on October 21, 2016 the state court of appeals affirmed the trial court’s ruling in part and reversed in part. The state has filed a motion for rehearing.

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In January 2014, Teva received a civil investigative demand from the U.S. Attorney for the Southern District of New York seeking documents and information from January 1, 2006 related to sales, marketing and promotion of Copaxone® and Azilect®. The demand states that the government is investigating possible civil violations of the federal False Claims Act. In March 2015, the docket in this matter and a False Claims Act civil qui tam complaint concerning this matter were unsealed by the court, which revealed that the U.S. Attorney had notified the court in November 2014 that it had declined to intervene in and proceed with the lawsuit. The qui tam relators, however, are moving forward with the lawsuit. In June 2015, Teva filed motions to dismiss the complaint. In February 2016, the court stayed its decision on the relators’ claims based on state and local laws, denied Teva’s motions to dismiss the False Claims Act claims, and instructed the relators to amend their complaint with additional information. The case is proceeding to discovery. No trial date has been scheduled.

In May 2014, counsel for Santa Clara County and Orange County, purportedly on behalf of the People of California, filed a complaint in the Superior Court for Orange County, California against Teva and Cephalon, along with several other pharmaceutical companies, contending that defendants allegedly engaged in improper marketing of opioids, including Actiq® and Fentora®. In June 2014, the City of Chicago filed a similar complaint against Teva and Cephalon in the Circuit Court of Cook County, Illinois, which has been removed to the Northern District of Illinois. Both complaints assert claims under state law based upon alleged improper marketing of opioids, and both seek a variety of damages, including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. Neither complaint specifies the exact amount of damages at issue. Teva and Cephalon filed motions to dismiss in both the California and Chicago actions. In the California action, in August 2015, the court granted the defendants’ demurrer, or motion to dismiss, on primary jurisdiction grounds and the case has been stayed. In July 2016, the court provided the counties in the California action with an opportunity to revise their complaint once again and re-file the motions. The counties re-filed the motion to lift the stay and motion for leave to file a third amended complaint. On October 16, 2016, the court granted the counties’ motion to lift the stay in part for the limited purpose of filing a third amended complaint, permitting challenges to the third amended complaint, and exploring settlement possibilities. In the Chicago action, all claims against Teva and Cephalon were dismissed without prejudice. In August 2015, the City of Chicago filed a second amended complaint and defendants filed motions to dismiss the second amended complaint. On September 29, 2016, the court granted the motions to dismiss with respect to all but two claims. The City of Chicago filed an amended complaint on October 26, 2016. The defendants’ deadline to respond to the complaint is December 15, 2016.

In December 2015, the Mississippi Attorney General filed a lawsuit against Teva Pharmaceuticals USA, Inc. (“Teva USA”) and Cephalon along with the same defendants named in the California and Chicago actions described above. The Mississippi complaint is similar to the California and Chicago complaints, asserts claims under Mississippi state law based upon alleged improper marketing of opioids, including Actiq® and Fentora®, and seeks a variety of damages including restitution, civil penalties, disgorgement of profits, treble damages, attorneys’ fees and injunctive relief. The complaint does not specify the exact amount of damages at issue. Teva USA and Cephalon, along with the co-defendants named in the action, filed joint and individual motions to dismiss in March 2016. The State filed its opposition to the various motions to dismiss in June 2016, and the defendants filed their replies in support of the motions to dismiss in July 2016. On August 31, 2016, Suffolk County, New York filed a complaint in the Supreme Court of New York against Teva USA and Cephalon along with the most of the same defendants named in the California, Chicago and Mississippi actions described above. The Suffolk County complaint, which is similar to the complaints filed in California, Chicago and Mississippi, asserts claims under New York state law for improper marketing of opioids, including Actiq® and Fentora®, and seeks a variety of damages including compensatory damages, civil penalties, disgorgement of profits, treble damages, and attorneys’ fees.

On March 2, 2016, a complaint was filed against Allergan plc and several other defendants in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a putative class of direct and indirect purchasers of certain pharmaceutical products. Several additional indirect purchaser class action complaints were filed in the same court, and a similar complaint was filed in the U.S. District Court for the District of Rhode Island. These complaints have been consolidated into a multidistrict litigation in the Eastern District of Pennsylvania. Each complaint alleges that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of certain generic drug products, specifically doxycycline and digoxin. Plaintiffs have not yet filed a consolidated complaint in the matter; when they do, Teva subsidiary Actavis Holdco U.S., Inc. will be substituted for Allergan plc.

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On June 21, 2016, Teva USA received a subpoena from the Antitrust Division of the DOJ seeking documents and other information relating to the marketing and pricing of certain of Teva USA’s generic products and communications with competitors about such products. Actavis received a similar subpoena in June 2015. On July 12, 2016, Teva USA received a subpoena from the Connecticut Attorney General seeking documents and other information relating to potential state antitrust law violations. Actavis has also received a similar subpoena from the Connecticut Attorney General. Teva and Actavis are cooperating fully with these subpoenas. Teva is not aware of any facts that would give rise to an exposure to the Company with respect to these subpoenas.

On September 21, 2016, a complaint was filed against Teva USA and several other defendants in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a putative class of indirect purchasers of certain pharmaceutical products, specifically pravastatin. Plaintiffs allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of pravastatin. Plaintiffs seek injunctive relief under federal law and damages under various state laws.

On November 1, 2016, a complaint was filed against Actavis Holdco U.S., Inc. and several other defendants in the U.S. District Court for the Southern District of New York on behalf of a putative class of indirect purchasers of certain pharmaceutical products, specifically clobetasol and desonide. Plaintiffs allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of these drugs. Plaintiffs seek injunctive relief under federal law and damages under various state laws. A similar complaint naming Actavis plc was filed in the same court on November 3, 2016.

For several years, Teva has conducted a voluntary worldwide investigation into business practices that may have implications under the U.S. Foreign Corrupt Practices Act (“FCPA”), following the receipt, beginning in 2012, of subpoenas and informal document requests from the SEC and the DOJ with respect to compliance with the FCPA in certain countries. Management has established a provision of approximately $520 million based on advanced discussions with the DOJ and SEC to settle these FCPA matters. The provision relates to conduct in Russia, Mexico and Ukraine during the time period covering 2007-2013. Any final settlement would be subject to court, DOJ and SEC Commission approval.

Shareholder Litigation

On November 6, 2016, a putative class action securities lawsuit was filed in the U.S. District Court for the Central District of California on behalf of purchasers of Teva’s securities between February 10, 2015 and November 3, 2016. The complaint alleges that Teva and certain officers violated the federal securities laws by making false and misleading statements that failed to disclose that (1) Teva was engaging in conduct that would result in an antitrust investigation by the U.S. Department of Justice and Connecticut state attorney general and (2) that the government’s investigation of such conduct could cause criminal charges to be filed against Teva by the end of 2016 for suspected price collusion. The plaintiff is seeking certification of similarly situated investors as a class and as well as unspecified damages, legal fees, interest, and costs. Another lawsuit was filed on November 10, 2016 in the U.S. District Court for the Southern District of New York with similar allegations but a different class period and defendants. Additionally, a motion seeking approval of a class action based on the same allegations was filed by Israeli plaintiffs on November 8, 2016 in Tel Aviv District Court. Teva has not been served in any of the foregoing actions to date.

Environmental Matters

Teva and some of its subsidiaries are party to a number of environmental proceedings, or has received claims, including some brought pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the Superfund law) or other national, federal, provincial or state and local laws imposing liability for alleged noncompliance with various environmental laws and regulations or for the investigation and remediation of releases of hazardous substances and for natural resource damages. Many of these proceedings and claims seek to require the generators of hazardous wastes disposed of at a third-party-owned site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the site or to pay for such activities, including for oversight by governmental authorities, the response costs associated with such oversight and any related damages to natural resources. Teva has received claims, or has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted the environment.

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In many of these cases, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties, under certain circumstances, may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup and other costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other pertinent factors. Teva’s potential liability varies greatly at each of the sites in the proceedings or for which claims have been asserted; for some sites the costs of the investigation, cleanup and natural resource damages have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying a share of the costs, the amounts of which have not been, and are not expected to be, material. Teva has taken an active role in identifying those costs, to the extent they are identifiable and estimable, which do not include reductions for potential recoveries of cleanup costs from insurers, indemnitors, former site owners or operators or other potentially responsible parties. In addition, enforcement proceedings relating to alleged federal, state, commonwealth or local regulatory violations at some of Teva’s facilities have resulted, or may result, in the imposition of significant penalties (in amounts not expected to materially adversely affect Teva’s results of operations) and the recovery of certain state or commonwealth costs and natural resource damages, and have required, or may require, that corrective measures and enhanced compliance measures be implemented.

NOTE 16 – Segments:

Teva has two reportable segments: generic and specialty medicines. The generics segment develops, manufactures, sells and distributes generic or branded generic medicines as well as active pharmaceutical ingredients (“API”). The generics segment also includes the over-the-counter (“OTC”) medicines business of Actavis Generics. The specialty segment engages in the development, manufacture, sale and distribution of branded specialty medicines such as those for central nervous system and respiratory indications, as well as those marketed in the women’s health, oncology and other specialty businesses.

Teva’s other activities include the OTC medicines business conducted through a joint venture with P&G, distribution activity mainly in Israel and Hungary, medical devices and contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition. The OTC joint venture with P&G combines Teva’s production capabilities and market reach with P&G’s marketing expertise and expansive global platform.

Teva’s chief executive officer, who is the chief operating decision maker (“CODM”), reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, namely generic and specialty medicines, and revenues by geographical markets.

The accounting policies of the individual segments are the same as those described in the summary of significant accounting policies in note 1 to the annual consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2015.

Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items.

Teva manages its assets on a total company basis, not by segments, as many of its assets are shared or commingled. Teva’s CODM does not regularly review asset information by reportable segment, and therefore Teva does not report asset information by reportable segment.

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As a result of the acquisition of Actavis Generics and the Anda distribution business, Teva is conducting an analysis of its business segments, which may lead to a change to Teva’s segment reporting and goodwill assignment in the future. As of this interim report, there have been no updates to the reported segments.

Segment information

The following tables present profit by segments and a reconciliation of Teva’s segment profit to Teva’s consolidated income before income taxes, for the nine months ended September 30, 2016 and 2015:

	Generics		Specialty
	Three months ended September 30,		Three months ended September 30,
	2016	2015	2016	2015
	U.S.$ in millions		U.S.$ in millions
Revenues	$2,904	$2,202	$2,048	$2,178
Gross profit	1,466	1,005	1,783	1,859
R&D expenses	184	132	228	220
S&M expenses	415	295	458	417

Segment profit	$867	$578	$1,097	$1,222

	Generics		Specialty
	Nine months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	U.S.$ in millions		U.S.$ in millions
Revenues	$7,368	$7,289	$6,471	$6,224
Gross profit	3,537	3,487	5,632	5,345
R&D expenses	445	377	702	655
S&M expenses	1,027	1,004	1,393	1,360

Segment profit	$2,065	$2,106	$3,537	$3,330

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	U.S.$ in millions
Generic medicines profit	$867	$578	$2,065	$2,106
Specialty medicines profit	1,097	1,222	3,537	3,330

Total segment profit	1,964	1,800	5,602	5,436
Profit of other activities	134	58	198	164

	2,098	1,858	5,800	5,600
Amounts not allocated to segments:
Amortization	429	203	811	637
General and administrative expenses	310	316	925	948
Impairments, restructuring and others	(410)	384	421	968
Legal settlements and loss contingencies	533	(80)	674	531
Other unallocated amounts(1)	471	25	678	95

Consolidated operating income	765	1,010	2,291	2,421

Financial expenses - net	150	697	553	930

Consolidated income before income taxes	$615	$313	$1,738	$1,491

(1)	Other unallocated amounts include inventory step-up, remediation expenses, and in process research and development expenses.

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Segment revenues by geographic area:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	U.S.$ in millions
Generic Medicines
United States	$1,293	$1,032	$3,161	$3,797
Europe*	829	661	2,160	2,006
Rest of the World	782	509	2,047	1,486

Total Generic Medicines	2,904	2,202	7,368	7,289
Specialty Medicines
United States	1,558	1,701	5,007	4,802
Europe*	406	369	1,214	1,152
Rest of the World	84	108	250	270

Total Specialty Medicines	2,048	2,178	6,471	6,224
Other Revenues
United States	12	1	19	8
Europe*	175	169	510	508
Rest of the World	424	273	1,043	742

Total Other Revenues	611	443	1,572	1,258

Total Revenues	$5,563	$4,823	$15,411	$14,771

* All members of the European Union, Switzerland, Norway, Albania, Iceland and the countries of former Yugoslavia.

Net revenues from specialty medicines:

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	U.S. $ in millions

CNS	$1,302	$1,366	$4,040	$3,939

Copaxone®	1,061	1,085	3,208	3,063
Azilect®	101	92	322	304
Nuvigil®	21	97	175	273
Respiratory	270	285	949	803
ProAir®	118	149	426	401
QVAR®	96	92	346	273
Oncology	269	326	871	883
Treanda® and Bendeka™	149	207	511	543
Women’s health	109	115	336	354
Other Specialty	98	86	275	245

Total Specialty Medicines	$2,048	$2,178	$6,471	$6,224

A significant portion of Teva’s revenues, and a higher proportion of the profits, come from the manufacture and sale of patent-protected pharmaceuticals. Many of Teva’s specialty medicines are covered by several patents that expire at different times. Nevertheless, once patent protection has expired, or has been lost prior to the expiration date as a result of a legal challenge, Teva no longer have patent exclusivity on these products, and subject to regulatory approval, generic pharmaceutical manufacturers are able to produce similar (or purportedly similar) products and sell them for a lower price. The commencement of generic competition, even in the form of non-equivalent products, can result in a substantial decrease in revenues for a particular specialty medicine in a very short time. Any such expiration or loss of intellectual property rights could therefore significantly adversely affect Teva’s results of operations and financial condition.

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In particular, Teva relies heavily on sales of Copaxone®, its leading specialty medicine. A key element of Teva’s business strategy for Copaxone® is maintaining patients on the three-times-a-week 40 mg/mL version introduced in 2014, and protecting its patents for the 40 mg/mL version. Any substantial reduction in the number of patients taking Copaxone®, whether due to increased use of oral medicines or other competing products, including competing 20 mg/mL generic products (with one generic version introduced in the U.S. in 2015 and one in certain parts of Europe in 2016) and potential competing 40 mg/mL generic products, would likely have a material adverse effect on Teva’s financial results and cash flow.

Copaxone® 40 mg/mL is protected by five U.S. Orange Book patents that expire in 2030, four of which have been asserted in paragraph IV litigations. Three of the patents were subject to challenges in inter parties review proceedings at the U.S. patent office, and on August 24, 2016 and September 1, 2016, the Patent Trial and Appeal Board found all claims of these three patents for Copaxone® 40mg/mL unpatentable. The fourth patent initially was subject to a post-grant review proceeding at the U.S. patent office, but on August 15, 2016, the board denied the petition, refusing to institute a post grant review of that patent. However, on November 2, 2016, a petition for an inter parties review of the fourth patent was filed. A decision on whether the board will move forward with the inter partes review proceeding for the fourth patent is expected by early May 2017. The fifth U.S. Orange Book patent was issued in August 2016. The product is also protected by one European patent expiring in 2030, the validity of which was confirmed by the European Patent Office in December 2015, which rejected all invalidity claims.

For the nine months ended September 30, 2016, Copaxone® revenues in the United States, which include revenues from both Copaxone® 20 mg/mL and 40 mg/mL products, amounted to $2.7 billion (approximately 32% of U.S. revenues) and Copaxone® revenues outside the United States amounted to $558 million (approximately 8% of non-U.S. revenues).

The profit of the multiple sclerosis franchise, which consists of Copaxone® products and laquinimod (a developmental compound for the treatment of multiple sclerosis), was $2.6 billion for the nine months ended September 30, 2016, compared to $2.4 billion for the nine months ended September 30, 2015. The profit of the multiple sclerosis franchise consists of Copaxone® revenues and cost of goods sold as well as S&M and R&D expenses related to the MS franchise. It does not include G&A expenses, amortization and non-recurring items. The profit of the multiple sclerosis franchise as a percentage of Copaxone® revenues was 81.6% for the nine months ended September 30, 2016 and 77.4% for the nine months ended September 30, 2015.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

The following discussion and analysis contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and existing and potential generic versions); our ability to integrate the acquisition of Actavis Generics and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Introduction

Overview

We are a global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic medicines and a focused portfolio of specialty medicines. We operate in pharmaceutical markets worldwide, with major operations in the United States, Europe and other markets. As a world leading pharmaceutical company, we are strategically positioned to benefit from ongoing changes in the global healthcare environment.

We seek to address unmet patient needs while capitalizing on evolving market, economic and legislative dynamics in global healthcare. These dynamics include the aging population, increased spending on pharmaceuticals in emerging markets, economic pressure on governments and private payors to provide accessible healthcare solutions, legislative and regulatory reforms, an increase in patient awareness and the growing importance of over-the-counter (“OTC”) medicines.

We believe that our dedicated leadership and employees, world-leading generics expertise and portfolio, focused specialty portfolio, global reach, robust R&D capabilities and global infrastructure and scale position us to take advantage of opportunities created by these dynamics.

Segments

We operate our business in two segments:

•	Generic medicines, which include chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, including tablets, capsules, injectables, inhalants, liquids, ointments and creams. We are the leading generic drug company in the United States and Europe, and we have a significant or growing presence in our ROW markets. We are also one of the world’s leading manufacturers of Active Pharmaceutical Ingredients (“APIs”). This segment also includes the OTC businesses of Actavis Generics.

•	Specialty medicines, which include several franchises, most significantly our core therapeutic areas of central nervous system (“CNS”) medicines such as Copaxone®, Azilect® and Nuvigil® and of respiratory medicines such as ProAir® HFA and QVAR®. Our specialty medicines segment includes other therapeutic areas, such as oncology, women’s health and selected other areas.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G. The contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition are also included in other activities.

As a result of the acquisition of Actavis Generics and the Anda distribution business, we are conducting an analysis of our business segments, which may lead to a change to our segment reporting in the future.

Highlights

Significant highlights of the third quarter of 2016 included:

•	On August 2, 2016, we consummated the Actavis Generics acquisition. The acquisition had a significant impact on our generic medicines segment, expanding our product portfolio, R&D capabilities, product pipeline, and global operational network. Our results of operations for the third quarter of 2016 include two months of Actavis Generics results, with $887 million included in our consolidated revenues.

•	Our revenues were $5.6 billion, up 15%, or 19% in local currency terms, compared to the third quarter of 2015.

•	Our generic medicines segment generated revenues of $2.9 billion and profit of $867 million. Revenues increased 32%, or 35% in local currency terms. Profit increased 50% compared to the third quarter of 2015. Our higher revenues and profit in the third quarter of 2016 were mainly due to the inclusion of two months of Actavis Generics revenues in this quarter.

•	Our specialty medicines segment generated revenues of $2.0 billion and profit of $1.1 billion. Revenues decreased 6% in both U.S. dollar and local currency terms. Profit was down 10%, compared to the third quarter of 2015, mainly due to lower gross profit.

•	Impairments, restructuring and others resulted in income of $410 million in the third quarter of 2016, due to a $693 million gain from divestments of certain products in connection with the Actavis Generics acquisition, compared to expenses of $384 million in the third quarter of 2015.

•	Legal settlements and loss contingencies were $533 million in the third quarter of 2016, primarily consisting of a provision of approximately $520 million established in connection with advanced discussions with the DOJ and SEC to settle the FCPA investigations, compared to income of $80 million in the third quarter of 2015.

•	Operating income was $765 million, compared to $1.0 billion in the third quarter of 2015. The decrease was mainly due to higher legal settlements and loss contingencies, partially offset by lower impairments, restructuring and others.

•	Net income attributable to Teva was $412 million in the third quarter of 2016, compared to $103 million in the third quarter of 2015.

•	Net income attributable to ordinary shareholders was $348 million in the third quarter of 2016.

•	Exchange rate differences between the third quarter of 2016 and the third quarter of 2015 had a negative impact of $188 million on revenues and a net negative impact of $83 million on operating income.

•	Cash flow generated from operating activities during the third quarter of 2016 was $1.5 billion, compared to $1.1 billion in the third quarter of 2015.

Regeneron

In September 2016, we entered into a collaboration agreement with Regeneron Pharmaceuticals, Inc. to develop and commercialize Regeneron’s pain medication product, fasinumab. Under the terms of the agreement, we paid Regeneron $250 million upfront and will share equally with Regeneron in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion. In October 2016, the FDA placed the phase 2b fasinumab study in chronic low back pain on clinical hold and requested an amendment of the study protocol after observing a case of adjudicated arthropathy in a patient receiving high dose fasinumab who had advanced osteoarthritis at study entry. As a result of the FDA decision, Regeneron completed an unplanned interim review of results and stopped the study. Based on the study results, Regeneron and we plan to design a phase 3 study in chronic low back pain that excludes patients with advanced osteoarthritis.

Anda

On October 3, 2016, we consummated the acquisition of Anda Inc., the fourth largest distributor of generic pharmaceuticals in the United States, from Allergan plc, for $500 million in cash.

Celltrion

In October 2016, Teva and Celltrion, Inc. entered into an exclusive partnership to commercialize two of Celltrion’s products in the U.S. and Canada. Under the terms of the agreement, Teva paid Celltrion $160 million, of which up to $60 million is refundable or creditable under certain circumstances. Teva and Celltrion will share the profit from the commercialization of these products.

Results of Operations

Comparison of Three Months Ended September 30, 2016 to Three Months Ended September 30, 2015

The following table sets forth, for the periods indicated, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net revenues, and the percentage change for each item as compared to the previous period.

	Percentage of Net Revenues Three Months Ended September 30,			Percentage Change 2016-2015
	2016		2015
	%		%	%
Net revenues	100.0		100.0	15
Gross profit	50.4		57.5	1
Research and development expenses	11.9		7.5	84
Selling and marketing expenses	16.9		16.2	21
General and administrative expenses	5.6		6.6	(2)
Impairments, restructuring and others	(7.4)		8.0	n/a
Legal settlements and loss contingencies	9.6		(1.7)	n/a
Operating income	13.8		20.9	(24)
Financial expenses - net	2.7		14.4	(78)
Income before income taxes	11.1		6.5	96
Income taxes	3.7		4.0	7
Share in losses of associated companies - net		*	0.1	n/a
Net loss attributable to non-controlling interests		*	0.3	n/a
Net income attributable to Teva	7.4		2.1	300
Dividends on preferred shares	1.1		—	n/a
Net income attributable to ordinary shareholders	6.3		2.1	238

*  Represents an amount less than 0.05%.

Segment Information

Generic Medicines Segment

The following table presents revenues, expenses and profit for our generic medicines segment for the three months ended September 30, 2016 and 2015. The Actavis Generics acquisition had a significant impact on our generic medicines segment, expanding our product portfolio, R&D capabilities, product pipeline and global operational network. Figures for the third quarter of 2016 include results of operations of Actavis Generics from August 2, 2016.

	Three Months Ended September 30,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,904	100.0%	$2,202	100.0%
Gross profit	1,466	50.5%	1,005	45.6%
R&D expenses	184	6.3%	132	6.0%
S&M expenses	415	14.3%	295	13.4%

Segment profit*	$867	29.9%	$578	26.2%

*  Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items. See note 16 to our consolidated financial statements and “Operating Income” below for additional information.

Generic Medicines Revenues

Our generic medicines segment includes generic medicines, including the Actavis Generics business, as well as API sales to third parties. In the third quarter of 2016, revenues from our generic medicines segment were $2.9 billion, an increase of $702 million, or 32%, compared to the third quarter of 2015. In local currency terms, revenues increased 35%.

Revenues of generic medicines in the United States, our largest generic market, were $1.3 billion in the third quarter of 2016, an increase of 25% compared to the third quarter of 2015. Revenues of generic medicines in Europe were $829 million, an increase of 25% compared to the third quarter of 2015. In local currency terms, our European revenues increased 31% compared to the third quarter of 2015. Revenues of generic medicines in our ROW markets were $782 million, an increase of 54% compared to the third quarter of 2015. In local currency terms, our ROW revenues increased 60% compared to the third quarter of 2015.

API sales to third parties in the third quarter of 2016 were $191 million, a decrease of 7%, compared to the third quarter of 2015. In local currency terms, sales decreased 8%, mainly due to a decrease in sales in Europe and the United States.

The following table presents generic segment revenues by geographic area for the three months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions
United States	$1,293	$1,032	25%
Europe*	829	661	25%
Rest of the World	782	509	54%

Total Generic Medicines	$2,904	$2,202	32%

*  All members of the European Union, Switzerland, Norway, Albania, Iceland and the countries of former Yugoslavia.

United States Generic Medicines Revenues

In the third quarter of 2016, we continued to lead the U.S. generic market in total prescriptions and new prescriptions, with approximately 634 million total prescriptions, representing 16.6% of total U.S. generic prescriptions, of which approximately 4% (net of divestiture impact) was from Actavis Generics. We seek to continue our U.S. market leadership based on our ability to introduce new generic equivalents for brand-name products on a timely basis, with a focus on complex generics and other high-barrier products that we believe will create more value for patients and customers, our strong emphasis on customer service, the breadth of our product line, our commitment to quality and regulatory compliance and our cost-effective production, including through our recent acquisition of Actavis Generics, which has substantially expanded our generics operations and pipeline.

Revenues from generic medicines in the United States during the third quarter of 2016 were $1.3 billion, an increase of $261 million, or 25%, compared to the third quarter of 2015. The increase resulted mainly from the inclusion of two months of Actavis Generics revenues of approximately $538 million, partially offset by loss of revenues following our divestment of certain products in connection with the acquisition, a decline in sales of budesonide (the generic equivalent of Pulmicort®) due to increased competition and the loss of exclusivity on esomeprazole (the generic equivalent of Nexium®).

Among the most significant generic products we sold in the United States in the third quarter of 2016 were Concerta® authorized generic (methylphenidate extended-release tablets), as well as generic versions of Fortamet® (metformin hydrochloride extended-release tablets), Pulmicort® (budesonide inhalation) and Lidoderm® Patch (lidocaine patch).

Launches. In the third quarter of 2016, we launched generic versions of the following branded products in the United States (listed by month of launch):

Generic Name	Brand Name	Month of Launch	Total Annual U.S. Market at Time of Launch $ millions (IMS)*
Eptifibatide injection, 2 mg/mL, 20 mg	Integrilin®	July	$18

Sumatriptan injection, USP 4 mg/0.5 mL & 6 mg/0.5 mL	Imitrex®	July	$194

Octreotide acetate injection, 50 mcg/mL, 50 mcg **	Sandostatin ®	July	$2

Cyclobenzaprine hydrochloride tablets, USP 7.5 mg	Flexeril®	August	$10

Imatinib mesylate tablets, 100 & 400 mg	Gleevec®	August	$2,331

Rosuvastatin tablets, 5, 10, 20 & 40 mg	Crestor®	August	$6,702

Valganciclovir hydrochloride oral solution, 50 mg/mL	Valcyte®	August	$35

Daptomycin injection 500 mg/vial***	Cubicin®	September	$1,180

Methoxsalen capsules, USP 10 mg	Oxsoralen-Ultra ®	September	$12

Azacitidine injection, 100 mg/vial	Vidaza®	September	$229

Abacavir and lamivudine tablets, USP 600 mg/300 mg	Epzicom®	September	$459

*      The figures given are for the twelve months ended in the calendar quarter closest to our launch.

**    Product was re-launched.

***  Authorized generic.

We expect that our generic medicines revenues in the U.S. will continue to benefit from our strong generic pipeline, which as of September 30, 2016, has over 300 product registrations awaiting FDA approval. Collectively, these products had U.S. sales in the twelve months ended June 30, 2016 exceeding $100 billion. Of these applications, approximately 70% were “Paragraph IV” applications challenging patents of branded products. We believe we are first to file with respect to over 100 of these products.

IMS reported brand sales are one of the many indicators of future potential value of a launch, but equally important are the mix and timing of competition, as well as cost effectiveness. The potential advantages of being the first filer with respect to some of these products may be subject to forfeiture, shared exclusivity or competition from so-called “authorized generics,” which may ultimately affect the value derived.

In the third quarter of 2016, we received tentative approval for generic equivalents of the products listed below. A “tentative approval” letter indicates that the FDA has substantially completed its review of an application and final approval is expected once the relevant patent expires, a court decision is reached, a 30-month regulatory stay lapses or a 180-day exclusivity period awarded to another manufacturer either expires or is forfeited.

Generic Name	Brand Name	Total U.S. Annual Branded Market $ millions (IMS)*
Dalfampridine extended-release tablets, 10 mg	Ampyra®	$349

Arformoterol tartrate inhalation solution 15 mcg/2 mL	Brovana®	$437

Hydrocodone bitartrate extended-release capsules, 10 mg, 15 mg, 20 mg, 30 mg, 40 mg and 50 mg	Zohydro® ER	$34
Bivalirudin for injection, 250 mg/vial	Angiomax®	$269

Methylphenidate extended-release tablets USP, 18, 27, 36 & 54 mg	Concerta®	$1,844

Oxycodone hydrochloride and acetaminophen extended-release tablets, 7.5 mg/325 mg	Xartemis® XR	$2
Levoleucovorin for injection, 50 mg per single-dose vial	Fusilev®	$92

*  The figures given are for the twelve months ended in the calendar quarter closest to the receipt of tentative approval.

Europe Generic Medicines Revenues

We define our European region as the 28 countries in the European Union, Norway, Switzerland, Albania, Iceland and the countries of the former Yugoslavia. It is a diverse region that has a population of over 500 million people.

Revenues from generic medicines in Europe in the third quarter of 2016 were $829 million, an increase of 25%, or 31% in local currency terms, compared to the third quarter of 2015, mainly as a result of the inclusion of two months of Actavis Generics revenues, of approximately $224 million.

As in previous years, European regulatory measures aimed at reducing healthcare and drug expenditures have led to slower growth in the generic medicines market, and have adversely affected our revenues in some markets. In Germany, Italy, France, Spain and Poland, governmental measures (such as tenders and price-referencing) have reduced prices. We have adjusted our strategy to address these changes, shifting from a market share-driven approach to a model emphasizing profitable and sustainable growth. The selective approach to our portfolio, as well as our strong focus on cost reduction, have contributed to significantly improved profit in the region.

Since the beginning of the year, we received 738 generic approvals in Europe relating to 71 compounds in 154 formulations. In addition, we had 1,535 marketing authorization applications pending approval in 31 European countries, relating to 144 compounds in 326 formulations, including four applications pending with the European Medicines Agency (“EMA”). Actavis Generics had approximately 1,308 marketing authorization applications pending approval in 37 European countries, relating to 157 compounds in 357 formulations, none pending with the EMA. This data may include overlapping applications of Teva and Actavis Generics.

Listed below are generic revenues highlights for the third quarter of 2016 in our main European markets:

•	United Kingdom: Generic revenues in the third quarter of 2016 increased 144%, or 186% in local currency terms, compared to the third quarter of 2015. The increase in local currency terms was mainly due to the inclusion of two months of Actavis Generics revenues in this quarter, partially offset by lower prices as a result of increased competition. We maintained our position as one of the largest generic pharmaceutical companies in the U.K. On October 5, 2016, we entered into an agreement to divest certain assets and operations of Actavis Generics in the U.K. and Ireland, as part of our undertaking to the European Commission in connection with the Actavis Generics acquisition.

•	Germany: Generic revenues in the third quarter of 2016 decreased 2%, or 3% in local currency terms, compared to the third quarter of 2015. The decrease in local currency terms was due to reduced prices and lower volumes. We maintained our position as one of Germany’s leading suppliers of medicines and our position as the second largest generic pharmaceutical company.

•	Italy: Generic revenues in the third quarter of 2016 increased 20% in both U.S. dollar and local currency terms, compared to the third quarter of 2015. The increase was mainly a result of new product launches and increased volumes, mainly related to market growth as well as the inclusion of two months of Actavis Generics revenues.

•	France: Generic revenues in the third quarter of 2016 increased 24%, in both U.S. dollar and local currency terms, compared to the third quarter of 2015. The increase was mainly a result of the inclusion of two months of Actavis Generics revenues.

•	Switzerland: Generic revenues in the third quarter of 2016 increased 6%, or 7% in local currency terms, compared to the third quarter of 2015. The increase in local currency terms was mainly due to new product launches and higher volumes related to higher market share and market growth.

•	Spain: Generic revenues in the third quarter of 2016 increased 12% both in U.S. dollar and local currency terms, compared to the third quarter of 2015. The increase was mainly due to increased market share as a consequence of the implementation of new commercial policies to adapt to regulatory changes.

ROW Generic Medicines Revenues

Our ROW markets include all countries other than the United States and those in our European region. Our key ROW markets are Venezuela, Japan, Canada and Russia. The countries in this category range from highly regulated, pure generic markets such as Canada, to hybrid markets such as Japan and Brazil, to branded generic markets such as Russia, certain Commonwealth of Independent States markets and Latin American markets.

In our ROW markets, generics revenues in the third quarter of 2016 were $782 million, an increase of 54% compared to the third quarter of 2015. In local currency terms, revenues increased 60%, mainly due to higher revenues, principally in Japan, and $93 million in revenues from Actavis Generics.

Listed below are generic revenues highlights for the third quarter of 2016 in our main ROW markets:

•	Venezuela: Generic revenues in the third quarter of 2016 increased 29%, or 105% in local currency terms, compared to the third quarter of 2015, primarily due to inflation. Venezuela is a hyperinflationary economy with two official exchange rates: the DIPRO rate of 10 bolivars per U.S. dollar (which replaced the CENCOEX rate of 6.3 in March 2016) and the DICOM rate, which fluctuates and is currently approximately 650 bolivars per U.S. dollar. We used the CENCOEX rate until March 2016 and then replaced it with the DIPRO rate to report our Venezuelan financial position, results of operations and cash flows. In the event of an additional devaluation or if a less favorable exchange rate is used, our revenues in Venezuela would be substantially reduced. For further information, see below under “—Impact of Currency Fluctuations on Results of Operations.”

•	Japan: Generic revenues in the third quarter of 2016 increased 131%, or 94% in local currency terms, compared to the third quarter of 2015. The increase in local currency terms was mainly due to our new business venture with Takeda, which commenced operations in April 2016.

•	Canada: Generic revenues in the third quarter of 2016 increased 24% in both U.S. dollar and local currency terms, compared to the third quarter of 2015. The increase was mainly due to a distribution arrangement that commenced in the second quarter of 2016 and the inclusion of two months of Actavis Generics revenues. We are now the leading generic pharmaceutical company in Canada.

•	Russia: Generic revenues in the third quarter of 2016 increased 4%, in both U.S. dollar and local currency terms, compared to the third quarter of 2015. The increase was mainly due to the inclusion of two months of Actavis Generics revenues in this quarter. We maintained our position as one of the leading generic pharmaceutical companies in Russia.

Generic Medicines Gross Profit

In the third quarter of 2016, gross profit from our generic medicines segment was $1.5 billion, an increase of $461 million, or 46%, compared to the third quarter of 2015. The higher gross profit was mainly due to the first time inclusion of Actavis Generics and our business venture with Takeda in Japan, commencing with the second quarter of 2016, and higher gross profit of our API business as well as lower expenses related to production.

Gross profit margin for our generic medicines segment in the third quarter of 2016 increased to 50.5%, from 45.6% in the third quarter of 2015.

The increase of 4.9 points in gross profit margin was mainly a result of higher profitability of our API business (1.4 points), higher profitability of our European markets (1.2 points) and higher profitability of our ROW markets (1.2 points) as well as lower expenses related to production (0.5 points), partially offset by lower profitability in the U.S. (0.4 points).

Generic Medicines R&D Expenses

R&D expenses relating to our generic medicines segment for the third quarter of 2016 were $184 million, compared to $132 million in the third quarter of 2015. Expenses increased 39%, or 41% in local currency terms. The increase in local currency terms is mainly due to the inclusion of two months of Actavis Generics. As a percentage of segment revenues, R&D expenses were 6.3% in the third quarter of 2016, compared to 6.0% in the third quarter of 2015.

Our R&D activities for the generic medicines segment include both (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and other expenses relating to patent review and challenges prior to obtaining tentative approval, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D.

Generic Medicines S&M Expenses

S&M expenses related to our generic medicines segment in the third quarter of 2016 were $415 million, an increase of 41% compared to $295 million in the third quarter of 2015. In local currency terms, S&M expenses increased 51%, mainly due to the inclusion of two months of Actavis Generics and the launch of our Takeda business venture in the second quarter of 2016.

As a result, as a percentage of segment revenues, S&M expenses increased to 14.3% in the third quarter of 2016 compared to 13.4% in the third quarter of 2015.

Generic Medicines Profit

The profit of our generic medicines segment consists of the gross profit for the segment less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 16 to our consolidated financial statements and “Operating Income” below for additional information.

Profit of our generic medicines segment amounted to $867 million in the third quarter of 2016, compared to $578 million in the third quarter of 2015. The increase was mainly due to factors previously discussed, primarily higher gross profit, partially offset by higher S&M expenses and higher R&D expenses.

Generic medicines profit as a percentage of generic medicines revenues was 29.9% in the third quarter of 2016, up from 26.2% in the third quarter of 2015. This increase of 3.7 points was due to higher gross margin (4.9 points), partially offset by higher S&M expenses as a percentage of revenues (0.9 points) as well as higher R&D expenses as a percentage of revenues (0.3 points).

Specialty Medicines Segment

Our specialty medicines business, which is focused on providing innovative solutions for patients and providers through medicines, devices and services in key regions and markets around the world, includes our core therapeutic areas of CNS (with a strong emphasis on MS, neurodegenerative disorders, movement disorders and pain care) and respiratory medicines (with a focus on asthma and chronic obstructive pulmonary disease). We also have specialty products in oncology, women’s health and selected other areas.

The following table presents revenues, expenses and profit for our specialty medicines segment for the three months ended September 30, 2016 and 2015:

	Three Months Ended September 30,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,048	100.0%	$2,178	100.0%
Gross profit	1,783	87.1%	1,859	85.4%
R&D expenses	228	11.1%	220	10.1%
S&M expenses	458	22.4%	417	19.2%

Segment profit*	$1,097	53.6%	$1,222	56.1%

*  Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items. See note 16 to our consolidated financial statements and “Operating Income” below for additional information.

Specialty Medicines Revenues

Specialty medicines revenues in the third quarter of 2016 were $2.0 billion, a decrease of 6% in both U.S. dollar and local currency terms, compared to the third quarter of 2015. In the United States, our specialty medicines revenues were $1.6 billion, a decrease of 8% compared to the third quarter of 2015. Specialty medicines revenues in Europe were $406 million, an increase of 10%, or 12% in local currency terms, compared to the third quarter of 2015. ROW revenues were $84 million, a decrease of 22%, or 20% in local currency terms, compared to the third quarter of 2015.

Specialty Medicines Revenues Breakdown

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions
CNS	$1,302	$1,366	(5%)
Copaxone®	1,061	1,085	(2%)
Azilect®	101	92	10%
Nuvigil®	21	97	(78%)
Respiratory	270	285	(5%)
ProAir®	118	149	(21%)
QVAR®	96	92	4%
Oncology	269	326	(17%)
Treanda® and Bendeka™	149	207	(28%)
Women’s Health	109	115	(5%)
Other Specialty	98	86	14%

Total Specialty Medicines	$2,048	$2,178	(6%)

Central Nervous System

Our CNS specialty product line includes Copaxone®, Azilect®, Nuvigil® and several other medicines. In the third quarter of 2016, our CNS sales were $1.3 billion, a decrease of 5% compared to the third quarter of 2015, primarily due to lower revenues of Nuvigil® and Copaxone®.

Copaxone® (glatiramer acetate injection) continued to be the leading multiple sclerosis therapy in the United States and worldwide in the third quarter of 2016. Global sales of Copaxone® were $1.1 billion, a decrease of 2% compared to the third quarter of 2015.

Copaxone® revenues in the United States in the third quarter of 2016 were $874 million, flat compared to the third quarter of 2015, mainly due to a price increase of 7.9% in January 2016, which was offset by a volume decrease for Copaxone® 20 mg/mL. Over 83% of the total U.S. Copaxone® prescriptions are now filled with the 40 mg/mL version, driven by patient and physician choice of the 40 mg/mL version supported by payer access and patient support activities. Our U.S. market shares in terms of new and total prescriptions were 27.0% and 29.2%, respectively, according to September 2016 IMS data.

Revenues in the United States accounted for 82% of global Copaxone® revenues in the third quarter of 2016, compared to 81% in the third quarter of 2015.

Our Copaxone® revenues outside the United States were $187 million in the third quarter of 2016, a decrease of 10%, or 8% in local currency terms, compared to the third quarter of 2015. The decrease in local currency terms was mainly due to loss of tender orders in Russia, partially offset by an increase in volumes in Europe.

Copaxone® accounted for approximately 19% of our revenues in the third quarter of 2016, and a significantly higher percentage contribution to our profits and cash flow from operations during such period.

Our U.S. Orange Book patents covering Copaxone® 20 mg/mL expired in May 2014. Our patents on Copaxone® 20 mg/mL expired in May 2015 in most of the rest of the world.

Accordingly, a key part of our strategy was the introduction of Copaxone® 40 mg/mL, a higher dose of Copaxone® with a three times a week dosing regimen for patients with relapsing-remitting multiple sclerosis, which was launched in the United States in January 2014. This formulation allows for a less frequent dosing regimen administered subcutaneously for patients with relapsing forms of MS. In December 2014, we received EMA approval in a decentralized procedure for Copaxone® 40 mg/mL in Europe. To date, we have launched Copaxone® 40mg/mL in most of our European markets. Copaxone® 40mg/mL was launched in Canada in August 2016.

Copaxone® 40 mg/mL is protected by five U.S. Orange Book patents that expire in 2030, four of which have been asserted in paragraph IV litigations. Three of the patents were subject to challenges in inter parties review proceedings at the U.S. patent office, and on August 24, 2016 and September 1, 2016, the Patent Trial and Appeal Board found all claims of these three patents for Copaxone® 40mg/mL unpatentable. The fourth patent initially was subject to a post-grant review proceeding at the U.S. patent office, but on August 15, 2016, the board denied the petition, refusing to institute a post grant review of that patent. However, on November 2, 2016, a petition for an inter parties review of the fourth patent was filed. A decision on whether the board will move forward with the inter partes review proceeding for the fourth patent is expected by early May 2017. The fifth U.S. Orange Book patent was issued in August 2016. The product is also protected by one European patent expiring in 2030, the validity of which was confirmed by the European Patent Office in December 2015, which rejected all invalidity claims.

The market for MS treatments continues to change as a result of new and emerging therapies as well as generic versions of Copaxone® 20 mg/mL. In particular, the increasing number of oral treatments, such as Tecfidera® by Biogen, Gilenya® by Novartis, and Aubagio® by Genzyme, continue to present significant and increasing competition. In June 2015, Sandoz launched its generic version of Copaxone® 20 mg/mL, Glatopa®, in the United States and generic versions of Copaxone® 20 mg/mL have been approved in Europe, with launches in a few European markets to date. Copaxone® also continues to face competition from existing injectable products, such as the five beta-interferons Avonex®, Plegridy®, Betaseron®, Extavia® and Rebif®, as well as from the two monoclonal antibodies Tysabri® and Lemtrada®.

Azilect® (rasagiline tablets) is indicated as an initial monotherapy and as an adjunct to levodopa for the treatment of the signs and symptoms of Parkinson’s disease, the second most common neurodegenerative disorder. We exclusively market Azilect® in the United States, but expect generic competition commencing in early 2017. In Europe, we shared marketing rights with Lundbeck until the end of 2015, when the initial period of our agreement with Lundbeck ended and all marketing rights reverted to us. We continue to share marketing rights with Lundbeck in certain of our ROW markets. Data exclusivity protection for Azilect® in the EU expired in 2015.

Global in-market sales in the third quarter of 2016, which represent sales by Teva and Lundbeck to third parties, were $101 million, a decrease of 22% compared to the third quarter of 2015. The decrease was mainly due to generic competition in certain European markets. Our sales of Azilect® in the third quarter of 2016 were $101 million, an increase of 10% in both U.S. dollar and local currency terms, compared to the third quarter of 2015, mainly due to higher revenues in Europe, where we no longer share revenues with Lundbeck, and in certain ROW markets.

Nuvigil® (armodafinil), the R-isomer of modafinil, is indicated for the treatment of excessive sleepiness associated with narcolepsy and certain other disorders. Global sales of Nuvigil® in the third quarter of 2016 were $21 million, compared to $97 million in the third quarter of 2015, due to generic competition beginning in June 2016, when Mylan started to sell its generic version of Nuvigil® in the United States pursuant to an agreement with us. We have entered into other agreements to permit the other generic filers to enter the market under license 180 days after Mylan’s entry.

Respiratory

Our respiratory portfolio includes ProAir®, QVAR®, DuoResp Spiromax®, Qnasl® and Cinqair®. Revenues from our specialty respiratory products in the third quarter of 2016 were $270 million, a decrease of 5% compared to the third quarter of 2015.

ProAir® includes ProAir® hydrofluoroalkane (“HFA”) and ProAir® RespiClick®, both sold only in the United States. ProAir® HFA is an inhalation aerosol with dose counter (albuterol sulfate), and is indicated for patients four years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm. ProAir® RespiClick® (albuterol sulfate) inhalation powder is a breath-actuated, multi-dose, dry-powder, short-acting beta-agonist inhaler for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm in patients 12 years of age and older. In April 2016, the FDA approved ProAir® RespiClick® for children 4 to 11 years of age.

ProAir® revenues in the third quarter of 2016 were $118 million, a decrease of 21% compared to the third quarter of 2015, due to lower volumes related to changes in insurers’ preferred medicines lists. ProAir® maintained its leadership in the short-acting beta-agonist market, with an exit market share of 47.0% in terms of total number of prescriptions during the third quarter of 2016, a decrease of 8.8 points compared to the third quarter of 2015.

QVAR® (beclomethasone dipropionate HFA) is indicated as a maintenance treatment for asthma as a prophylactic therapy in patients five years of age or older. QVAR® is also indicated for asthma patients who require systemic corticosteroid administration, where adding QVAR® may reduce or eliminate the need for systemic corticosteroids. QVAR® revenues in the third quarter of 2016 were $96 million, an increase of 4% compared to the third quarter of 2015, mainly due to higher volumes. QVAR® maintained its second-place position in the inhaled corticosteroids category in the United States, with an exit market share of 37.9% in terms of total number of prescriptions during the third quarter of 2016, an increase of 0.2 point compared to the third quarter of 2015.

In August 2016, we launched Braltus® in Europe, containing the active substance tiotropium, a long-acting muscarinic antagonist (LAMA), indicated for adult patients with chronic obstructive pulmonary disease (COPD), delivered via the Zonda® inhaler.

Oncology

Our oncology portfolio includes Treanda®/ Bendeka™, Granix® and Trisenox® in the United States and Lonquex®, Myocet®, Eporatio®, Tevagrastim®/Ratiograstim® and Trisenox® outside the United States. Sales of our oncology products were $269 million in the third quarter of 2016, compared to $326 million in the third quarter of 2015. The decrease resulted primarily from lower sales of Treanda®/ Bendeka™.

Treanda® / Bendeka™ (bendamustine hydrochloride injection) are both approved in the United States for the treatment of patients with chronic lymphocytic leukemia and patients with indolent B-cell non-Hodgkin’s lymphoma that has progressed during or within six months of treatment with rituximab or a rituximab-containing regimen. Bendeka™, which was launched in the United States in January 2016, is a liquid, low-volume (50 mL) and short-time 10-minute infusion formulation of bendamustine hydrochloride that we licensed from Eagle to complement our Treanda® franchise.

Treanda® and Bendeka™ combined sales in the third quarter of 2016 were $149 million, compared to $207 million in the third quarter of 2015 (Treanda® only), a decrease of 28%, mainly due to lower volumes from normalization of channel inventory following the transition from Treanda® to BendekaTM in the first half of 2016 and competition from other therapies.

Women’s Health

Our women’s health portfolio includes ParaGard®, Plan B One-Step® OTC/Rx (levonorgestrel), Zoely®, Seasonique® and Ovaleap®, along with a number of other products that are marketed in various countries. Revenues from our global women’s health products were $109 million in the third quarter of 2016, a decrease of 5% compared to the third quarter of 2015, mainly due to lower sales in our ROW markets.

Specialty Medicines Gross Profit

In the third quarter of 2016, gross profit from our specialty medicines segment was $1.8 billion, a decrease of $76 million compared to the third quarter of 2015. The lower gross profit was mainly a result of lower revenues.

Gross profit margin for our specialty medicines segment in the third quarter of 2016 was 87.1%, compared to 85.4% in the third quarter of 2015.

Specialty Medicines R&D Expenses

Our specialty R&D activities focus primarily on product candidates in the CNS and respiratory therapeutic areas, with additional activities in selected areas. R&D expenses relating to our specialty medicines segment in the third quarter of 2016 were $228 million, an increase of 4% compared to $220 million in the third quarter of 2015, mainly due to increased expenses for development of migraine assets. As a percentage of segment revenues, R&D spending was 11.1% in the third quarter of 2016, compared to 10.1% in the third quarter of 2015.

Specialty R&D expenditures include certain upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials and product registration costs and are reported net of contributions received from collaboration partners. Our specialty R&D spending takes place throughout the development process, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase 3; (c) late-stage projects in phase 3 programs, including where an NDA is currently pending approval; (d) life cycle management and post-approval studies for marketed products; and (e) incur indirect expenses that support our overall specialty R&D efforts but are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel. Furthermore, our R&D activities relating to innovation using existing molecules are managed and reported as part of our specialty R&D expenses.

Specialty Medicines S&M Expenses

S&M expenses related to our specialty medicines segment in the third quarter of 2016 were $458 million, an increase of 10%, compared to $417 million in the third quarter of 2015. The increase was mainly due to higher investments in new launches in the third quarter of 2016 and lower S&M activities in the third quarter of 2015.

As a percentage of segment revenues, S&M expenses increased to 22.4% in the third quarter of 2016 from 19.2% in the third quarter of 2015.

Specialty Medicines Profit

The profit of our specialty medicines segment consists of the gross profit for the segment, less S&M expenses and R&D expenses related to this segment. Segment profit does not include G&A expenses, amortization and certain other items. See note 16 to our consolidated financial statements and “Operating Income” below for additional information.

Profit of our specialty medicines segment amounted to $1.1 billion in the third quarter of 2016, a decrease of 10% compared to the third quarter of 2015. This is a result of the factors discussed above, mainly lower gross profit as well as increases in S&M and R&D expenses.

Specialty medicines profit as a percentage of segment revenues was 53.6% in the third quarter of 2016, down 2.5 points from 56.1% in the third quarter of 2015. The decrease was mainly attributable to higher S&M expenses as a percentage of specialty medicines revenues (3.2 points) and higher R&D expenses as a percentage of specialty medicines revenues (1.0 points), partially offset by higher gross profit as a percentage of specialty medicines revenues (1.7 points).

Our MS franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profit of our MS franchise consists of Copaxone® revenues and cost of goods sold and S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Our MS franchise profit in the third quarter of 2016 amounted to $886 million, compared to $876 million in the third quarter of 2015. Profit of our MS franchise as a percentage of Copaxone® revenues was 83.5% in the third quarter of 2016, compared to 80.7% in the third quarter of 2015.

Other Activities

In addition to our generic and specialty medicines segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services, primarily in Israel and Hungary, and sales of medical devices. As mentioned above, our other activities do not include the Actavis Generics OTC business, which is included in our generic medicines segment. The contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition are also included in other activities.

As a result of the acquisition of Actavis Generics, we are conducting an analysis of our business segments, which may lead to a change to our segment reporting in the future.

OTC

Our revenues from OTC products (excluding Actavis Generics OTC products) in the third quarter of 2016 amounted to $356 million, an increase of 40% compared to $255 million in the third quarter of 2015. In local currency terms, revenues increased 83%, mainly due to inflation in Venezuela.

PGT’s in-market sales in the third quarter of 2016 amounted to $496 million, an increase of $115 million compared to the third quarter of 2015. The increase was mainly due to inflation in Venezuela. PGT’s in-market sales consist of sales of the combined OTC portfolios of Teva (excluding Actavis Generics) and P&G outside North America.

Others

Other sources of revenue include sales of third-party products for which we act as distributors (mostly in Israel and Hungary), medical products and contract manufacturing services related to divestment of products in connection with the Actavis Generics acquisition, as well as miscellaneous items.

Revenues in the third quarter of 2016 were $255 million, an increase of 36%, or 34% in local currency terms, compared to the third quarter of 2015. The increase in local currency terms was mainly due to approximately $32 million of contract manufacturing services in connection with the Actavis Generics acquisition as well as higher revenues from distribution in Israel.

Teva Consolidated Results

Revenues

Revenues in the third quarter of 2016 were $5.6 billion, an increase of 15% compared to the third quarter of 2015, primarily due to higher revenues of our generic medicines due to the first time inclusion of the Actavis Generics, as well as higher revenues of other activities, partially offset by lower revenues of our specialty medicines. See “Generic Medicines Revenues,” “Specialty Medicines Revenues,” and “Other Activities” above. Exchange rate movements during the third quarter of 2016 negatively impacted overall revenues by $188 million, compared to the third quarter of 2015. In local currency terms, revenues increased 19%.

Gross Profit

In the third quarter of 2016, gross profit amounted to $2.8 billion, an increase of 1% compared to the third quarter of 2015.

The higher gross profit was mainly the result of higher gross profit of our generics medicines due to the first time inclusion of Actavis Generics and higher gross profit of our OTC activity, partially offset by higher amortization of purchased intangible assets, inventory step-up charges in the third quarter of 2016, lower gross profit of our specialty medicines segment, higher costs related to regulatory actions taken in facilities and other activities. See “Generic Medicines Gross Profit” and “Specialty Medicines Gross Profit” above and the reconciliation of our segment profit to our consolidated operating income under “—Operating Income” below.

Gross profit as a percentage of revenues was 50.4% in the third quarter of 2016, compared to 57.5% in the third quarter of 2015. The decrease in gross profit as a percentage of revenues primarily reflects the higher amortization of purchased intangible assets (3.5 points), inventory step-up charges in the third quarter of 2016 (2.7 points), lower profitability of other activities (1.9 points), costs related to regulatory actions taken in facilities (0.7 points), lower profitability of our OTC activity (0.3 points) and lower profitability of our specialty medicines segment (0.2 points), partially offset by higher profitability of our generic medicines segment (2.2 points).

Research and Development (R&D) Expenses

Net R&D expenses for the third quarter of 2016 amounted to $663 million, an increase of 84% compared to the third quarter of 2015.

As a percentage of revenues, R&D spending was 11.9% in the third quarter of 2016, compared to 7.5% in the third quarter of 2015.

Our R&D expenses were primarily the result of the factors previously discussed under “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above, as well as an upfront payment of $250 million to Regeneron.

R&D expenditures include upfront and milestone payments for products in the development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials, product registration costs and other costs, and are reported net of contributions received from collaboration partners.

Selling and Marketing (S&M) Expenses

S&M expenses in the third quarter of 2016 amounted to $940 million, an increase of 21% compared to the third quarter of 2015. The increase was mainly due to higher S&M expenses related to our generic and specialty medicines segments. See “Generic Medicines— S&M Expenses” and “Specialty Medicines— S&M Expenses” above.

As a percentage of revenues, S&M expenses were 16.9% in the third quarter of 2016, compared to 16.2% in the third quarter of 2015.

General and Administrative (G&A) Expenses

G&A expenses in the third quarter of 2016 amounted to $310 million, compared to $316 million in the third quarter of 2015. As a percentage of revenues, G&A expenses were 5.6% in the third quarter of 2016, compared to 6.6% in the third quarter of 2015. The lower G&A expenses in the third quarter of 2016 mainly reflect certain one-time items, which were largely offset by increased expenses related to the Actavis Generics acquisition.

Impairments, Restructuring and Others

In the third quarter of 2016, we recorded $410 million in income for impairments, restructuring and others, compared to expenses of $384 million in the third quarter of 2015. The benefit in the third quarter of 2016 was mainly due to:

•	A gain of $693 million related to divestments of products in connection with the Actavis Generics acquisition;

•	Contingent consideration expense of $43 million related to BendekaTM, due to an improvement in the probability of certain milestones following a CMS decision providing BendekaTM a product-specific billing code, or “J-code”;

•	Restructuring expenses of $115 million; and

•	Integration and acquisition expenses of $85 million.

Following an FDA inspection earlier this year, we voluntarily discontinued all manufacturing activities at our facility in Godollo, Hungary in order to assess and remediate quality concerns. In June 2016, the FDA issued a U.S. import alert for all products from this facility, which can only be lifted after the FDA confirms regulatory compliance. On October 14, 2016, we received a warning letter from the FDA, which cites deficiencies in manufacturing operations, laboratory controls and data integrity. While we expect to incur remediation expenses at this site, and recognize uncertainty regarding the timing of regaining FDA clearance, an impairment is not considered necessary at this time. If it is determined that clearance will not be obtained within an expected timeframe, we may conclude that an impairment is necessary in the future. Property, plant and equipment balances for this site as of September 30, 2016 amounted to approximately $171 million.

In September 2016, we filed a lawsuit alleging fraud and breach of contract against the sellers of Rimsa. We are reviewing our preliminary estimates of the fair value of assets acquired and liabilities assumed in the Rimsa transaction and resulting goodwill, which may result in significant changes to the estimated fair values or, potentially, an impairment of goodwill.

Legal Settlements and Loss Contingencies

In the third quarter of 2016, we recorded expenses of $533 million for legal settlements and loss contingencies, compared to income of $80 million in the third quarter of 2015. The expense in the third quarter of 2016 mainly consists of a provision of approximately $520 million established in connection with advanced discussions with the DOJ and SEC to settle the FCPA investigations.

Operating Income

Operating income was $765 million in the third quarter of 2016, compared to $1.0 billion in the third quarter of 2015. As a percentage of revenues, operating income was 13.8% in the third quarter of 2016 compared to 20.9% in the third quarter of 2015.

The decrease in operating income was mainly due to higher legal settlements and loss contingencies, higher other unallocated amounts, higher amortization and lower profit of our specialty medicines segment, partially offset by lower impairments, restructuring and others, higher profit of our generic segment, higher profit from other activities and lower G&A expenses.

The decrease in operating income as a percentage of revenues was 7.1 points, mainly due to higher legal settlements and loss contingencies (11.2 points), higher other unallocated amounts (7.9 points), lower profit of our specialty medicines segment (5.6 points) and higher amortization (3.5 points), partially offset by lower impairments, restructuring and others (15.3 points), higher profit of our generic segment (3.6 points), higher profit from other activities (1.2 points) and lower G&A expenses (1.0 points).

The following table presents a reconciliation of our segment profit to our consolidated operating income for the three months ended September 30, 2016 and 2015:

	Three Months Ended
	September 30,
	2016	2015
	U.S.$ in millions
Generic medicines profit	$867	$578
Specialty medicines profit	1,097	1,222

Total segment profit	1,964	1,800
Profit of other activities	134	58

Total profit	2,098	1,858
Amounts not allocated to segments:
Amortization	429	203
General and administrative expenses	310	316
Impairments, restructuring and others	(410)	384
Legal settlements and loss contingencies	533	(80)
Other unallocated amounts(1)	471	25

Consolidated operating income	765	1,010

Financial expenses - net	150	697

Consolidated income before income taxes	$615	$313

(1)	Other unallocated amounts include inventory step-up, remediation expenses, and in process research and development expenses.

Financial Expenses-Net

In the third quarter of 2016, financial expenses amounted to $150 million, compared to $697 million in the third quarter of 2015. The decrease was mainly due to a $623 million loss on our Mylan shares in the third quarter of 2015 and higher income from financial derivatives and deposits in this quarter, partially offset by higher interest expenses due to our $20.4 billion bond issuances and the $5 billion term loans borrowed in connection with the Actavis Generics acquisition.

Tax Rate

In the third quarter of 2016, income taxes amounted to $207 million, or 34%, on pre-tax income of $615 million. In the third quarter of 2015, income taxes amounted to $193 million, or 62%, on pre-tax income of $313 million.

Our tax rate for the third quarter of 2016 benefitted from the synergies associated with the Actavis Generics acquisition and non-recurring tax benefits in jurisdictions with higher tax rates, partially offset by the provision established in connection with advanced discussions with the DOJ and SEC to settle the FCPA investigation, which is non-deductible for tax purposes, and the tax treatment of products divested in the United States in connection with the Actavis Generics acquisition. Our tax rate for the third quarter of 2015 was higher than usual due to the effect of the loss on our Mylan shares.

The statutory Israeli corporate tax rate is 25% in 2016. Our tax rate differs from the Israeli statutory tax rate mainly due to the mix of profits generated in various jurisdictions where we benefit from tax rates different than the Israeli rate and tax benefits in Israel and other countries, as well as infrequent or nonrecurring items.

Net Income

Net income attributable to Teva in the third quarter of 2016 was $412 million, compared to $103 million in the third quarter of 2015. This increase was due to the factors previously discussed, primarily our lower finance expenses, partially offset by lower operating income.

Net income attributable to ordinary shareholders in the third quarter of 2016 amounted to $348 million. The difference from net income attributable to Teva is due to the $64 million dividend declared for holders of our mandatory convertible preferred shares in the third quarter of 2016.

Diluted Shares Outstanding and Earnings Per Share

On August 2, 2016, we issued approximately 100.3 million shares to Allergan in connection with the closing of the Actavis Generics acquisition.

The weighted average diluted shares outstanding used for the fully diluted share calculation for the third quarter of 2016 and 2015 were 984 million and 862 million shares, respectively.

Diluted earnings per share for the three months ended September 30, 2016 and 2015 take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs granted under employee stock compensation plans, and one series of convertible senior debentures, using the treasury stock method.

For the three months ended September 30, 2016, no account was taken of the potential dilution resulting from the conversion of the mandatory convertible preferred shares, since they had an anti-dilutive effect on earnings per share.

The increase in number of shares outstanding compared to the third quarter of 2015 was mainly due to the December 2015 and January 2016 ADS issuances, the August 2016 share issuance and the issuance of shares for employee options exercised and vested RSUs.

Diluted earnings per share amounted to $0.35 in the third quarter of 2016, compared to $0.12 in the third quarter of 2015.

Share Count for Market Capitalization

As of September 30, 2016 and 2015, the fully diluted share count for purposes of calculating our market capitalization was approximately 1,088 million and 877 million, respectively. Commencing with the fourth quarter of 2015, we calculate these share amounts, using the outstanding number of shares (i.e., excluding treasury shares) plus shares that would be outstanding upon the exercise of options and vesting of RSUs and PSUs, as well as the conversion of our convertible senior debentures and mandatory convertible preferred shares, in each case, at period end.

The share count at September 30, 2015 was adjusted to be comparable to the fully diluted share count at September 30, 2016, as described above, for purposes of calculating our market capitalization.

Impact of Currency Fluctuations on Results of Operations

In the third quarter of 2016, approximately 49% of our revenues came from sales outside of the United States. Because our results are reported in U.S. dollars, we are subject to significant foreign currency risks and accordingly, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Venezuelan bolivar, euro, Israeli shekel, Russian ruble, Canadian dollar, British pound and Japanese yen) impact our results. In the third quarter of 2016, compared to the third quarter of 2015, the following currencies decreased in value against the U.S. dollar: the British pound by 15%, the Argentinean peso by 38% and the Mexican peso by 12%, while the Japanese yen increased by 19% (all compared on a quarterly average basis).

As a result, exchange rate movements during the third quarter of 2016 in comparison with the third quarter of 2015 negatively impacted overall revenues by $188 million and negatively impacted our operating income by $83 million.

Venezuela. Our Venezuelan operations use the U.S. dollar as the functional currency due to the hyperinflationary state of the Venezuelan economy. Our revenues in Venezuela from generic medicines in the third quarter of 2016 were $97 million, compared to $75 million in the third quarter of 2015. Our revenues in Venezuela from OTC medicines in the third quarter of 2016 were $182 million, compared to $73 million in the third quarter of 2015. Our OTC business in Venezuela is part of the PGT joint venture; as such, profits from the sales of OTC medicines in the country are shared 49%-51% between Teva and P&G, respectively.

The government of Venezuela currently has two official exchange rates: the DIPRO rate of 10 bolivars per U.S. dollar (which replaced the CENCOEX rate of 6.3 in March 2016) and the DICOM rate, which fluctuates and currently stands at approximately 650 bolivars per U.S. dollar. We used the CENCOEX rate until March 2016 and subsequently replaced it with the DIPRO rate to report our Venezuelan financial position, results of operations and cash flows, since we believe that the nature of our business operations in Venezuela, which includes the importation, manufacture and distribution of pharmaceutical products, qualifies for the most preferential rates permitted by law.

In the first quarter of 2016, we impaired our monetary balance sheet items using the new DIPRO rate and recorded the net negative difference of $246 million in “financial expenses – net.” In the event of an additional devaluation or if a less favorable exchange rate is used, we are exposed to a potential impairment of our net monetary assets in Venezuela, which, as of September 30, 2016, amounted to approximately $343 million using the DIPRO rate. We are also exposed to a potential negative impact on our revenues and profits in Venezuela.

We cannot predict whether there will be a further devaluation of the Venezuelan currency or whether our use of the DIPRO rate will continue to be substantiated by the facts and circumstances.

Comparison of Nine Months Ended September 30, 2016 to Nine Months Ended September 30, 2015

General

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2016 and 2015. Additional factors affecting the nine month comparison are described below.

The following table presents certain financial data as a percentage of net revenues for the periods indicated and the percentage change for each item, as compared to the nine months ended September 30, 2015:

	Percentage of Net Revenues Nine Months Ended September 30,			Percentage Change 2016 from
	2016	2015		2015
	%	%		%
Net revenues	100.0	100.0		4
Gross profit	55.0	57.6		§
Research and development expenses	9.3	7.3		32
Selling and marketing expenses	17.7	17.3		7
General and administrative expenses	6.0	6.4		(2)
Impairments, restructuring and others	2.7	6.6		(57)
Legal settlements and loss contingencies	4.4	3.6		27
Operating income	14.9	16.4		(5)
Financial expenses—net	3.6	6.3		(41)
Income before income taxes	11.3	10.1		17
Income taxes	3.0	2.6		21
Share in (profits) losses of associated companies—net	(0.1)		*	n/a
Net (gain) loss attributable to non-controlling interests	(0.1)	0.1		n/a
Net income attributable to Teva	8.5	7.4		20
Dividends on preferred shares	1.3	—		n/a
Net income attributable to ordinary shareholders	7.2	7.4		2

*	Represents an amount less than 0.05%.
§	Represents an amount less than 0.5%.

Segment Information

Generic Medicines Segment

The following table presents revenues and profit of our generic medicines segment for the nine months ended September 30, 2016 and 2015:

	Generics
	Nine months ended September 30,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$7,368	100.0%	$7,289	100.0%
Gross profit	3,537	48.0%	3,487	47.8%
R&D expenses	445	6.1%	377	5.1%
S&M expenses	1,027	13.9%	1,004	13.8%

Segment profit*	$2,065	28.0%	$2,106	28.9%

*	Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items. See note 16 to our consolidated financial statements and “Operating Income” below for additional information.

Generic Medicine Revenues

Our generic medicines segment includes sales of generic medicines as well as API sales to third parties. In the first nine months of 2016, revenues from our generic medicines segment amounted to $7.4 billion, an increase of $79 million, or 1%, compared to the first nine months of 2015. In local currency terms, revenues increased 4%.

API sales to third parties in the first nine months of 2016 amounted to $595 million, an increase of 9% in both U.S. dollar and local currency terms. The increase in local currency terms was mainly due to an increase in sales in the United States and Europe.

The following table presents generic segment revenues by geographic area for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions

United States	$3,161	$3,797	(17%)
Europe*	2,160	2,006	8%
Rest of the World	2,047	1,486	38%

Total Generic Medicines	$7,368	$7,289	1%

*	All members of the European Union, Switzerland, Norway, Albania, Iceland and the countries of former Yugoslavia.

United States Generic Medicines Revenues

Revenues from generic medicines in the United States in the first nine months of 2016 amounted to $3.2 billion, a decrease of 17% compared to $3.8 billion in the first nine months of 2015. The decrease resulted mainly from the loss of exclusivity on esomeprazole (the generic equivalent of Nexium®), a decline in sales of budesonide (the generic equivalent of Pulmicort®) and the loss of exclusivity on aripiprazole (the generic equivalent of Abilify®), partially offset by the inclusion of two months of Actavis Generics revenues.

Among the most significant generic products we sold in the United States in the first nine months of 2016 were generic versions of Pulmicort® (budesonide inhalation), Concerta® authorized generic (methylphenidate extended-release tablets), Adderall XR® (mixed amphetamine salts extended-release) and Abilify® (aripiprazole).

Europe Generic Medicines Revenues

Revenues from generic medicines in Europe in the first nine months of 2016 amounted to $2.2 billion, an increase of 8% compared to the first nine months of 2015. In local currency terms, revenues increased 10% compared to the first nine months of 2015, mainly due to the inclusion of two month of Actavis Generics.

ROW Generic Medicines Revenues

Revenues from generic medicines in our ROW markets in the first nine months of 2016 amounted to $2.0 billion, an increase of 38% compared to $1.5 billion in the first nine months of 2015. In local currency terms, revenues increased 47%.

Generic Medicines Gross Profit

In the first nine months of 2016, gross profit from our generic medicines segment amounted to $3.5 billion, an increase of $50 million, compared to gross profit in the first nine months of 2015.

Gross profit margin for our generic medicines segment in the first nine months of 2016 increased to 48.0%, compared to 47.8% in the first nine months of 2015.

Generic Medicines R&D Expenses

Research and development expenses relating to our generic medicines segment for the first nine months of 2016 amounted to $445 million, an increase of 18% compared to the first nine months of 2015, mainly due to the inclusion of two months of Actavis Generics. As a percentage of segment revenues, R&D expenses were 6.1% in the first nine months of 2016, compared to 5.1% the first nine months of 2015.

Generic Medicines S&M Expenses

Selling and marketing expenses related to our generic medicines segment in the first nine months of 2016 amounted to $1.0 billion, an increase of 2% compared to the first nine months of 2015.

As a percentage of segment revenues, selling and marketing expenses were 13.9% in the first nine months of 2016, compared to 13.8% in the first nine months of 2015.

Generic Medicines Profit

Profit of our generic medicines segment amounted to $2.1 billion in the first nine months of 2016, a decrease of 2% compared to the first nine months of 2015.

Specialty Medicines Segment

The following table presents revenues and profit of our specialty medicines segment for the nine months ended September 30, 2016 and 2015:

	Specialty
	Nine months ended September 30,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$6,471	100.0%	$6,224	100.0%
Gross profit	5,632	87.0%	5,345	85.9%
R&D expenses	702	10.8%	655	10.5%
S&M expenses	1,393	21.5%	1,360	21.9%

Segment profit*	$3,537	54.7%	$3,330	53.5%

*	Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items. See note 16 to our consolidated financial statements and “Operating Income” below for additional information.

Specialty Medicines Revenues

Our revenues from specialty medicines in the first nine months of 2016 amounted to $6.5 billion, an increase of 4% compared to the first nine months of 2015. In the United States, our specialty medicines revenues amounted to $5.0 billion, an increase of 4% compared to the first nine months of 2015. Specialty medicines revenues in Europe amounted to $1.2 billion, an increase of 5% compared to the first nine months of 2015. In local currency terms, specialty medicines revenues in Europe increased 7%. Specialty medicines revenues in ROW amounted to $250 million, a decrease of 7% compared to first nine months of 2015. In local currency terms, specialty medicines revenues in ROW increased 1%.

Specialty Medicines Revenues Breakdown

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions
CNS	$4,040	$3,939	3%
Copaxone®	3,208	3,063	5%
Azilect®	322	304	6%
Nuvigil®	175	273	(36%)
Respiratory	949	803	18%
ProAir®	426	401	6%
QVAR®	346	273	27%
Oncology	871	883	(1%)
Treanda® and Bendeka™	511	543	(6%)
Women’s Health	336	354	(5%)
Other Specialty	275	245	12%

Total Specialty Medicines	$6,471	$6,224	4%

Central Nervous System

In the first nine months of 2016, our CNS sales amounted to $4.0 billion, an increase of 3% compared to the first nine months of 2015.

Copaxone®. In the first nine months of 2016, sales of Copaxone® amounted to $3.2 billion, an increase of 5% compared to the first nine months of 2015.

Copaxone® revenues in the United States in the first nine months of 2016 were $2.7 billion, an increase of 7% compared to the first nine months of 2015. The increase was mainly due to a reduction of sales in the Medicaid channel, resulting in both lower rebates and a change in the estimate for rebates in prior periods, which had an overall positive impact compared to the first nine months of 2015.

Our Copaxone® revenues outside the United States amounted to $558 million during the first nine months of 2016, a decrease of 4% compared to the first nine months of 2015, or an increase of 1% in local currency terms.

Azilect®. Our sales of Azilect® amounted to $322 million, an increase of 6% compared to the first nine months of 2015.

Global in-market sales of Azilect® amounted to $329 million in the first nine months of 2016 compared to $385 million in the first nine months of 2015, a decrease of 15%.

Nuvigil®. Our sales of Nuvigil® in the first nine months of 2016 amounted to $175 million, compared to $273 million in the first nine months of 2015, a decrease of 36%.

Respiratory Products

In the first nine months of 2016, revenues from our specialty respiratory products increased 18% to $949 million, compared to the first nine months of 2015.

ProAir® revenues in the first nine months of 2016 amounted to $426 million, an increase of 6% compared to the first nine months of 2015. The increase was mainly due to positive net pricing, partially offset by lower volumes.

QVAR® global sales in the first nine months of 2016 amounted to $346 million, an increase of 27% compared to the first nine months of 2015. The increase was mainly due to net pricing.

Oncology Products

Sales of our oncology products amounted to $871 million in the first nine months of 2016, compared to $883 million in the first nine months of 2015.

Combined Sales of Treanda® and Bendeka™ amounted to $511 million in the first nine months of 2016, compared to $543 million in the first nine months of 2015 (Treanda® only).

Women’s Health Products

Revenues from our global women’s health products amounted to $336 million in the first nine months of 2016, a decrease of 5% compared to the first nine months of 2015.

Specialty Medicines Gross Profit

In the first nine months of 2016, gross profit from our specialty medicines segment amounted to $5.6 billion, an increase of 5% compared to the first nine months of 2015, mainly due to higher revenues.

Gross profit margin for our specialty medicines segment in the first nine months of 2016 was 87.0%, compared to 85.9% in the first nine months of 2015.

Specialty Medicines R&D Expenses

Research and development expenses relating to our specialty medicines segment in the first nine months of 2016 amounted to $702 million, an increase of 7% compared to the first nine months of 2015. As a percentage of segment revenues, R&D spending was 10.8% in the first nine months of 2016, compared to 10.5% in the first nine months of 2015.

Specialty Medicines S&M Expenses

Selling and marketing expenses related to our specialty medicines segment in the first nine months of 2016 amounted to $1.4 billion an increase of 2% compared to the first nine months of 2015.

As a percentage of segment revenues, selling and marketing expenses were 21.5% in the first nine months of 2016, compared to 21.9% in the first nine months of 2015.

Specialty Medicines Profit

The profit of our specialty medicines segment consists of the gross profit, less selling and marketing expenses and research and development expenses related to this segment. Segment profit does not include general and administrative expenses, amortization, inventory step up and certain other items. See note 16 to our consolidated financial statements and “Operating Income” below for additional information.

Profit of our specialty medicines segment amounted to $3.5 billion in the first nine months of 2016, an increase of 6% compared to the first nine months of 2015. The increase was mainly due to higher gross profit offset by higher S&M and R&D expenses.

Specialty medicines profit as a percentage of segment revenues was 54.7% in the first nine months of 2016, compared to 53.5% in the first nine months of 2015, an increase of 1.2 points.

Our multiple sclerosis franchise includes our Copaxone® products and laquinimod (a developmental compound for the treatment of MS). The profit of our multiple sclerosis franchise consists of Copaxone® revenues less cost of goods sold and S&M and R&D expenses related to our MS franchise. It does not include G&A expenses, amortization and certain other items. Profit of our multiple sclerosis franchise in the first nine months of 2016 was $2.6 billion, an increase of 10% compared to the first nine months of 2015. Profit of our multiple sclerosis franchise as a percentage of Copaxone® revenues was 81.6% in the first nine months of 2016 compared to 77.4% in the first nine months of 2015.

Other Activities

OTC

Our revenues from OTC products (excluding Actavis Generics OTC products) in the first nine months of 2016 amounted to $906 million, an increase of 34% compared to $678 million in the first nine months of 2015. In local currency terms, revenues increased 64%.

PGT’s in-market sales in the first nine months of 2016 amounted to $1.3 billion, $206 million higher than the first nine months of 2015.

Others

In the first nine months of 2016, revenues from our other activities were $666 million, an increase of 15% compared to $580 million in the first nine months of 2015.

Teva Consolidated Results

Revenues

Revenues in the first nine months of 2016 amounted to $15.4 billion, an increase of 4% compared to the first nine months of 2015. Exchange rate movements during the first nine months of 2016 in comparison with the first nine months of 2015 negatively impacted revenues by $436 million. In local currency terms, revenues increased 7%. See “Generic Medicines Revenues,” “Specialty Medicines Revenues” and “Other Activities” above.

Gross Profit

In the first nine months of 2016, gross profit amounted to $8.5 billion, flat compared to the first nine months of 2015.

Gross profit resulted from inventory step up, higher amortization of purchased intangible assets and higher costs related to regulatory actions taken in facilities, offset by higher gross profit of all our businesses. See “Generic Medicines — Gross Profit” and “Specialty Medicines — Gross Profit” above and the reconciliation of our segment profit to our consolidated operating income under “—Operating Income” below.

Gross profit as a percentage of revenues was 55.0% in the first nine months of 2016, compared to 57.6% in the first nine months of 2015.

Research and Development (R&D) Expenses

Net research and development expenses for the first nine months of 2016 amounted to $1.4 billion, an increase of 32% compared to the first nine months of 2015. See “Generic Medicines—R&D Expenses” and “Specialty Medicines—R&D Expenses” above.

As a percentage of revenues, R&D spending was 9.3% in the first nine months of 2016, compared to 7.3% in the first nine months of 2015.

Selling and Marketing (S&M) Expenses

Selling and marketing expenses in the first nine months of 2016 amounted to $2.7 billion, an increase of 7% compared to the first nine months of 2015. See “Generic Medicines — S&M Expenses” and “Specialty Medicines — S&M Expenses” above.

As a percentage of revenues, S&M expenses were 17.7% in the first nine months of 2016 compared to 17.3% in the first nine months of 2015.

General and Administrative (G&A) Expenses

G&A expenses in the first nine months of 2016 amounted to $925 million, compared to $948 million in the first nine months of 2015. As a percentage of revenues, G&A expenses decreased to 6.0% in the first nine months of 2016, from 6.4% in the first nine months of 2015.

Impairments, Restructuring and Others

In the first nine months of 2016, we recorded $421 million in impairments, restructuring and others, compared to $968 million in the first nine months of 2015. These were mainly due to:

•	Impairment of the full carrying value of our in-process R&D asset Revascor® (mesenchymal precursor cells) in the amount of $258 million;

•	Impairment of the full carrying value of Zecuity®, in the amount of $248 million, partially offset by a reversal of $122 million in related contingent consideration, following our suspension and recall of this product;

•	Acquisition and integration costs of $184 million;

•	Contingent consideration of $184 million related to BendekaTM; and

•	Restructuring expenses of $154 million; partially offset by

•	A gain of $693 million related to divestments of products in connection with the Actavis Generics acquisition.

Legal Settlements and Loss Contingencies

Legal settlements and loss contingencies for the first nine months of 2016 amounted to $674 million, compared to $531 million in the first nine months of 2015. The expense in the first nine months of 2016 mainly consists of a provision of approximately $520 million established in connection with the DOJ and SEC to settle the FCPA investigations.

Operating Income

Operating income amounted to $2.3 billion in the first nine months of 2016, compared to $2.4 billion in the first nine months of 2015. As a percentage of revenues, operating income was 14.9% in the first nine months of 2016, compared to 16.4% in the first nine months of 2015.

The following table presents a reconciliation of our segment profit to our consolidated operating income for the nine months ended September 30, 2016 and 2015:

	Nine months ended
	September 30,
	2016	2015
	U.S.$ in millions
Generic medicines profit	$2,065	$2,106
Specialty medicines profit	3,537	3,330

Total segment profit	5,602	5,436
Profit of other activities	198	164

Total profit	5,800	5,600
Amounts not allocated to segments:
Amortization	811	637
General and administrative expenses	925	948
Impairments, restructuring and others	421	968
Legal settlements and loss contingencies	674	531
Other unallocated amounts(1)	678	95

Consolidated operating income	2,291	2,421

Financial expenses - net	553	930

Consolidated income before income taxes	$1,738	$1,491

(1)	Other unallocated amounts include inventory step-up, remediation expenses, and in process research and development expenses.

Financial Expenses-Net

In the first nine months of 2016, financial expenses amounted to $553 million, compared to $930 million in the first nine months of 2015. Financial expenses in the first nine months of 2016 were mainly due to a $246 million impairment of our net monetary assets in Venezuela, a $99 million impairment of our investment in Mesoblast and higher interest expenses due to our $20.4 billion bond issuances and $5 billion term loans borrowed in connection with the Actavis Generics acquisition, partially offset by financial income derived from activities related to exchange rate fluctuations in the British pound. Financial expenses in the first nine months of 2015 were mainly due to a $623 million loss on our Mylan shares as well as expenses of $143 million in connection with our debt tender offer in 2015.

Venezuela has experienced hyperinflation in recent years and has two official exchange rates, which deviate significantly among themselves as well as from unofficial market rates. In addition, remittance of cash outside of Venezuela is limited. We currently prepare our financial statements using an official preferential industry exchange rate, which was devaluated in March 2016 from 6.3 to 10 bolivars per U.S. dollar. In the event of an additional devaluation or if a less favorable exchange rate is used, we are exposed to a potential impairment of our net monetary assets in Venezuela, which, as of September 30, 2016, amounted to approximately $343 million using the current official preferential exchange rate.

Tax Rate

In the first nine months of 2016, income taxes amounted to $464 million, or 27%, on pre-tax income of $1.7 billion. In the first nine months of 2015, income taxes amounted to $385 million, or 26%, on pre-tax income of $1.5 billion.

Net Income

Net income attributable to Teva in the first nine months of 2016 amounted to $1.3 billion, compared to $1.1 billion in the first nine months of 2015.

Diluted Shares Outstanding and Earnings per Share

On December 8, 2015, we issued 54 million ADSs at $62.50 per ADS and 3,375,000 of our 7.00% mandatory convertible preferred shares at $1,000 per share. In addition, on January 6, 2016, we issued an additional 5.4 million ADSs and 337,500 mandatory convertible preferred shares pursuant to the exercise of the underwriters’ over-allotment option. On August 2, 2016, we issued approximately 100.3 million shares to Allergan in connection with the closing of the Actavis Generics acquisition.

The weighted average diluted shares outstanding used for the fully diluted share calculation for the first nine months of 2016 and 2015 were 942 million and 860 million shares, respectively. In the first quarter of 2015, we repurchased approximately 8 million shares at a weighted average price of $57.09 per share, for an aggregate purchase price of $0.4 billion. We did not repurchase any shares during the second and third quarters of 2015 or during the first nine months of 2016.

Diluted earnings per share for the nine months ended September 30, 2016 and 2015 take into account the potential dilution that could occur upon the exercise of options and non-vested RSUs granted under employee stock compensation plans, and one series of convertible senior debentures, using the treasury stock method.

Additionally, for the nine months ended September 30, 2016, no account was taken of the potential dilution of the mandatory convertible preferred shares amounting to 59 million weighted average shares, since they had an anti-dilutive effect on earnings per share. The increase in number of shares outstanding compared to the first nine months ended September 30, 2015 was mainly due to the December 2015 and January 2016 ADS issuances, the issuance of shares to Allergan in August 2016 and the issuance of shares for employee options exercised and vested RSUs, partially offset by the impact of the shares repurchased pursuant to our share repurchase program during the first quarter of 2015.

Diluted earnings per share amounted to $1.17 in the first nine months of 2016, compared to $1.26 in the first nine months of 2015.

Impact of Currency Fluctuations on Results of Operations

In the first nine months of 2016, approximately 47% of our revenues came from sales outside of the United States. Because our results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Venezuelan bolivar, euro, Israeli shekel, Russian ruble, Canadian dollar, British pound and Japanese yen) affect our results. During the first nine months of 2016, the following currencies decreased in value against the U.S. dollar: the British pound by 9%, the Argentinean peso by 38%, the Russian ruble by 13%, the Mexican peso by 15%, and the Canadian dollar by 5%. During the same period, the Japanese yen increased by 12% (all compared on a nine-monthly average basis).

As a result, exchange rate movements during the first nine months of 2016 in comparison with the first nine months of 2015 negatively impacted overall revenues by $436 million and reduced our operating income by $168 million.

Liquidity and Capital Resources

Total balance sheet assets amounted to $98.7 billion as of September 30, 2016, compared to $57.9 billion as of June 30, 2016. The increase was mainly due to an increase of $40.0 billion of goodwill and other intangible assets mainly related to the Actavis Generics acquisition.

Inventory balances as of September 30, 2016 amounted to $5.3 billion, compared to $3.9 billion as of June 30, 2016. The increase was mainly due to $1.3 billion as a result of the Actavis Generics acquisition.

Accounts receivable as of September 30, 2016, net of sales reserves and allowances (“SR&A”), amounted to $0.3 billion, compared to negative $0.8 billion as of June 30, 2016. The increase was mainly due to $0.9 billion related to the Actavis Generics acquisition.

We monitor macro-economic risks in certain emerging markets that are experiencing economic stress, focusing on Eastern Europe and Latin America, and have taken action to limit our exposure in these regions.

Accounts payable and accruals amounted to $5.0 billion as of September 30, 2016, compared to $3.9 billion as of June 30, 2016. The increase was mainly due to $0.9 billion related to the Actavis Generics acquisition.

Our working capital balance, which includes accounts receivable, inventories, deferred income taxes (which were only included as of June 30, 2016) and other current assets net of SR&A, accounts payable and accruals and other current liabilities, was negative $511 million as of September 30, 2016, compared to negative $169 million as of June 30, 2016. The decrease was mainly due to an increase in other current liabilities, accounts payable and accruals and a decrease in deferred taxes, partially offset by an increase in inventories, other current assets and account receivables net of SR&A.

Investment in property, plant and equipment in the third quarter of 2016 was approximately $221 million, compared to $170 million in the third quarter of 2015. Depreciation amounted to $136 million in the third quarter of 2016, compared to $111 million in the third quarter of 2015.

Cash and cash equivalents and short-term and long-term investments as of September 30, 2016 amounted to $2.7 billion, compared to $8.2 billion as of June 30, 2016. The decrease was mainly due to the financing of the Actavis Generics acquisition, partially offset by cash generated during the quarter.

As of September 30, 2016, we held net monetary assets of approximately $343 million in Venezuela. This amount is at significant risk of further decrease in the event of an additional devaluation or a change in the official 10 bolivar DIPRO exchange rate that we use. Our ability to repatriate this amount is also significantly limited. As of September 30, 2016, our cash on hand in Venezuela was approximately $533 million.

Our principal sources of short-term liquidity are our existing cash investments, liquid securities, and available credit facilities, primarily our $4.5 billion syndicated revolving line of credit, of which we utilized $550 million as of September 30, 2016, as well as internally generated funds, which we believe are sufficient to meet our on-going operating needs.

2016 Debt Movements

In June 2016, we entered into a £510 million short term loan.

In July 2016, we completed debt issuances for an aggregate principal amount of $20.4 billion, or $20.3 billion in net proceeds, consisting of senior notes with aggregate principal amounts of $15 billion, €4 billion and CHF 1 billion with maturities of between two to 30 years. The effective average interest rate of the notes issued is 2.32% per annum. See note 10 to our consolidated financial statements.

Upon closing of the Actavis Generics acquisition, we borrowed $5 billion under our term loan facilities with a syndicate of banks. The term facilities consists of two tranches of $2.5 billion each, with the first tranche maturing in full after three years and the second tranche maturing in five years with payment installments each year (10% will be repaid in each of 2017 and 2018, 20% will be repaid in each of 2019 and 2020 and the remaining 40% will be repaid in 2021). In addition, in July and August 2016, we terminated our $22 billion bridge loan credit agreements.

Aggregate Debt

As of September 30, 2016, our debt was $36.9 billion, an increase of $26 billion compared to $10.9 billion as of June 30, 2016. The increase was mainly due to the $20.4 billion of debt issuances and the $5.0 billion term loans borrowed to finance the Actavis Generics acquisition.

Our debt as of September 30, 2016 was effectively denominated in the following currencies: U.S. dollar 67%, euro 23%, Japanese yen 4%, Swiss franc 4% and British pound 2%.

The portion of total debt classified as short-term as of September 30, 2016 was 10%, compared to 26% as of June 30, 2016. The decrease was mainly due to the $20.4 billion of debt issuances and $5.0 billion term loans borrowed.

Our financial leverage was 50% as of September 30, 2016, an increase from 25% compared to June 30, 2016.

Our average debt maturity was approximately 6.9 years as of September 30, 2016, compared to 5.6 years at June 30, 2016.

Commencing in the third quarter of 2015, we entered into forward starting interest rate swap and treasury lock agreements designated as cash flow hedges of the U.S. dollar debt issuances in July 2016, with respect to $5.25 billion notional amount in multiple transactions. These agreements hedged the variability in anticipated future interest payments due to possible changes in the benchmark interest rate between the date the agreements were entered into and the actual date of the U.S. dollar debt issuance in July 2016 (in connection with the closing of the Actavis Generics acquisition). Certain of the forward starting interest rate swaps and treasury lock agreements matured during the first half of 2016. Following our U.S. dollar debt issuances in July 2016, the remaining agreements were terminated, resulting in a loss position of $493 million, of which $242 million were settled on October 7, 2016 and the remaining amount will be settled in the first quarter of 2017. This loss is recorded in other comprehensive income and will be amortized under financial expenses-net over the life of the debt.

In anticipation of the closing of the Actavis Generics acquisition, we completed debt issuances in July 2016 for an aggregate principal amount of $20.4 billion, or $20.3 billion in net proceeds, consisting of senior notes with aggregate principal amounts of $15 billion, €4 billion and CHF 1 billion and maturities of between two to 30 years. The effective average interest rate of the notes issued is 2.32% per annum.

Upon closing of the Actavis Generics acquisition, we borrowed $5 billion under our term loan facility to finance the acquisition, and terminated our $22 billion bridge loan credit agreement.

In November 2015, we entered into a $3 billion five-year syndicated revolving line of credit, which was increased to $4.5 billion upon closing of the Actavis Generics acquisition. Upon closing of the Actavis Generics acquisition, we borrowed $3 billion under this credit facility, of which $2.45 billion has been repaid, leaving $3.95 billion unutilized under this facility as of September 30, 2016.

Shareholders’ Equity

Total shareholders’ equity was $37.0 billion as of September 30, 2016, compared to $32.0 billion as of June 30, 2016. The increase was mainly due to the $5.1 billion equity issuance to Allergan in August 2016 as part of the consideration for the Actavis Generics acquisition and $0.4 billion of net income during the quarter, partially offset by $0.4 billion in dividend payments, the $0.1 billion net impact of currency fluctuations and $0.1 billion in unrealized loss from available-for-sale securities (primarily our Mylan shares).

Exchange rate fluctuations affected our balance sheet, as approximately 28% of our net assets in the third quarter of 2016 (including both non-monetary and monetary assets) were in currencies other than the U.S. dollar. When compared to June 30, 2016, changes in currency rates had a negative impact of $0.1 billion on our equity as of September 30, 2016, mainly due to the change in value against the U.S. dollar of: the Mexican peso by 6%, the euro by (1%), the Polish zloty by (3%), the Hungarian forint by (3%), the Peruvian nuevo sol by 3%, the Canadian dollar by 2%, and the British pound by 4%. All comparisons are on a quarter-end to quarter-end basis.

Cash Flow

Cash flow generated from operating activities during the third quarter of 2016 amounted to $1.5 billion, compared to $1.1 billion in the third quarter of 2015. The increase was mainly due to lower payments for legal settlements, partially offset by an increase in accounts receivable, net of SR&A, and an increase in inventories. Cash flow was affected by the inclusion of two months of Actavis Generics.

Cash flow generated from operating activities in the third quarter of 2016, net of cash used for capital investments, amounted to $1.2 billion, compared to $1.0 billion in the third quarter of 2015. The increase resulted mainly from higher cash flow generated from operating activities.

Our cash on hand is generally invested in bank deposits as well as liquid securities that bear fixed and floating rates.

Dividends

We announced a dividend for the third quarter of 2016 of $0.34 per ordinary share. The dividend payment is expected to take place on December 20, 2016 to holders of record as of December 5, 2016.

We further announced a quarterly dividend of $17.50 per mandatory convertible preferred share. The dividend payment is expected to take place on December 15, 2016 to holders of record as of December 1, 2016.

Commitments

In addition to financing obligations under short-term debt and long-term senior notes and loans, debentures and convertible debentures, our major contractual obligations and commercial commitments include leases, royalty payments, contingent payments pursuant to acquisition agreements and participation in joint ventures associated with R&D activities.

On August 2, 2016, we consummated the acquisition of Actavis Generics. See “—Aggregate Debt” above regarding our debt issuances in connection with the financing of the Actavis Generics acquisition.

In September 2016, we entered into an agreement to develop and commercialize Regeneron’s pain medication product, fasinumab. We paid Regeneron $250 million upfront and will share equally with Regeneron in the global commercial benefits of this product, as well as ongoing associated research and development costs of approximately $1 billion.

We are committed to pay royalties to owners of know-how, partners in alliances and certain other arrangements and to parties that financed R&D, at a wide range of rates as a percentage of sales of certain products, as defined in the agreements. In some cases, the royalty period is not defined; in other cases, royalties will be paid over various periods not exceeding 20 years.

In connection with certain development, supply and marketing, and research and collaboration or services agreements, we are required to indemnify, in unspecified amounts, the parties to such agreements against third-party claims relating to (1) infringement or violation of intellectual property or other rights of such third party; or (2) damages to users of the related products. Except as described in our financial statements, we are not aware of any material pending action that may result in the counterparties to these agreements claiming such indemnification.

Certain of our loan agreements and debentures contain restrictive covenants, mainly the requirement to maintain certain financial ratios. We are currently in compliance with all applicable financial ratios.

Supplemental Non-GAAP Income Data

We utilize certain non-GAAP financial measures to evaluate performance, in conjunction with other performance metrics. The following are examples of how we utilize the non-GAAP measures:

•	our management and board of directors use the non-GAAP measures to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management;

•	our annual budgets are prepared on a non-GAAP basis; and

•	senior management’s annual compensation is derived, in part, using these non-GAAP measures. While qualitative factors and judgment also affect annual bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus is based on the non-GAAP presentation set forth below.

Non-GAAP financial measures have no standardized meaning and accordingly have limitations in their usefulness to investors. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with U.S. GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

In arriving at our non-GAAP presentation, we exclude items that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. In addition, we also exclude equity compensation expenses to facilitate a better understanding of our financial results, since we believe that this exclusion is important for understanding the trends in our financial results and that these expenses do not affect our business operations. While not all inclusive, examples of these items include:

•	amortization of purchased intangible assets;

•	legal settlements and/or loss contingencies, due to the difficulty in predicting their timing and size;

•	impairments of long-lived assets, including intangibles, property, plant and equipment and goodwill;

•	restructuring expenses, including severance, retention costs, contract cancellation costs and certain accelerated depreciation expenses primarily related to the rationalization of our plants, or to certain other strategic activities such as the realignment of R&D focus or other similar activities;

•	acquisition or divestment related items, including changes in contingent consideration, integration costs, banker and other professional fees, inventory step-up and in-process R&D acquired in development deals;

•	expenses related to our equity compensation;

•	significant one-time related financing costs or impairments of monetary assets due to changes in foreign currency exchange rates;

•	material tax and other awards or settlements, both amounts paid and received;

•	other exceptional items that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results, such as impacts due to changes in accounting, significant costs for remediation of plants such as inventory write-offs or related consulting costs or other unusual events; and

•	tax effects of the foregoing items.

The following tables present supplemental non-GAAP data, in U.S. dollar terms and as a percentage of revenues, which we believe facilitates an understanding of the factors affecting our business. In these tables, we exclude the following amounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	U.S. $ in millions		U.S $ in millions
Gain on sales of business and long-lived assets	$(693)	$—	$(693)	$—
Legal settlements and loss contingencies	533	(80)	674	531
Amortization of purchased intangible assets	429	203	811	637
Acquisition and related expenses	337	61	449	218
Inventory step-up	152	—	243	—
Restructuring expenses	115	70	154	121
Costs related to regulatory actions taken in facilities	46	9	123	28
Contingent consideration	34	67	85	329
Equity compensation expenses	31	24	83	82
Impairment of long-lived assets	29	187	614	333
Other non-GAAP items	16	(1)	19	(7)
Other write-offs associated with the impairment of Zecuity®	—	—	53	—
Financial expense (income)	(1)	632	344	775
Minority interest	(22)	16	(65)	16
Corresponding tax benefit	(54)	(126)	(432)	(591)

		Three Months Ended September 30, 2016					Three Months Ended September 30, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit (1)	2,801	592		3,393	61%	2,771	208	2,979	62%
	Operating income (1)(2)	765	1,029		1,794	32%	1,010	540	1,550	32%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	348	952	64	1,364	25%	103	1,062	1,165	24%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.35	0.96		1.31		0.12	1.23	1.35

(1)	Amortization of purchased intangible assets		387					196
	Costs related to regulatory actions taken in facilities		46					9
	Equity compensation expenses		4					3
	Other COGS related adjustments		155					—

	Gross profit adjustments		592					208

(2)	Legal settlements and loss contingencies		533					(80)
	Contingent consideration		34					67
	Acquisition and related expenses		337					61
	Equity compensation expenses		27					21
	Restructuring expenses		115					70
	Impairment of long-lived assets		29					187
	Amortization of purchased intangible assets		42					7
	Gain on sales of business and long-lived assets		(693)					—
	Other operating related adjustments		13					(1)

			437					332

	Operating income adjustments		1,029					540

(3)	Financial expense (income)		(1)					632
	Tax effect		(54)					(126)
	Minority interest		(22)					16

	Net income adjustments		952					1,062

(4)	Dividends on the mandatory convertible preferred shares of $64 million for the three months ended September 30, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share, as described in the following footnote.
(5)	The non-GAAP weighted average number of shares was 1,044 and 862 million for the three months ended September 30, 2016 and 2015, respectively. The non-GAAP weighted average number of shares for the three months ended September 30, 2016 takes into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which had a dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

		Nine Months Ended September 30, 2016					Nine Months Ended September 30, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit (1)	8,469	1,090		9,559	62%	8,509	652	9,161	62%
	Operating income (1)(2)	2,291	2,612		4,903	32%	2,421	2,272	4,693	32%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	1,106	2,462	196	3,764	24%	1,088	2,472	3,560	24%
	Earnings per share attributable to ordinary shareholders - diluted (5)	1.17	2.59		3.76		1.26	2.88	4.14

(1)	Amortization of purchased intangible assets		711					614
	Costs related to regulatory actions taken in facilities		123					28
	Equity compensation expenses		10					8
	Other COGS related adjustments		246					2

	Gross profit adjustments		1,090					652
(2)	Legal settlements and loss contingencies		674					531
	Contingent consideration		85					329
	Acquisition and related expenses		446					218
	Equity compensation expenses		73					74
	Restructuring expenses		154					121
	Impairment of long-lived assets		614					333
	Amortization of purchased intangible assets		100					23
	Gain on sales of business and long-lived assets		(693)					—
	Other operating related expenses (income)		69					(9)

			1,522					1,620

	Operating income adjustments		2,612					2,272

(3)	Financial expense		344					775
	Tax effect		(432)					(591)
	Impairment of equity investment—net		3					—
	Minority interest		(65)					16

	Net income adjustments		2,462					2,472

(4)	Dividends on the mandatory convertible preferred shares of $196 million for the nine months ended September 30, 2016 are added to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share, as described in the following footnote.
(5)	The non-GAAP weighted average number of shares was 1,001 and 860 million for the nine months ended September 30, 2016 and 2015, respectively. The non-GAAP weighted average number of shares for the nine months ended September 30, 2016 takes into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which had a dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Non-GAAP Tax Rate

Non-GAAP income taxes for the third quarter of 2016 amounted to $261 million, or 16%, on pre-tax non-GAAP income of $1.6 billion. Non-GAAP income taxes in the comparable quarter of 2015 were $319 million, or 21%, on pre-tax non-GAAP income of $1.5 billion.

Our tax rate for the third quarter of 2016 was lower than the tax rate in the comparable period of 2015 mainly due to the synergies associated with the Actavis acquisition and nonrecurring tax benefits in jurisdictions with higher tax rates.

Non-GAAP income taxes for the first nine months of 2016 amounted to $896 million, or 19%, on pre-tax non-GAAP income of $4.7 billion. Non-GAAP income taxes in the comparable period of 2015 were $976 million, or 21% on pre-tax income of $4.5 billion.

Our tax rate for the first nine months of 2016 was lower than the tax rate in the comparable period of 2015 mainly due to the synergies associated with the Actavis acquisition and nonrecurring tax benefits in jurisdictions with higher tax rates.

We expect our annual non-GAAP tax rate for 2016 to be 18%. Our annual non-GAAP tax rate for 2015 was 21%.

Our expected annual non-GAAP tax rate in 2016 is lower than the annual non-GAAP in 2015, mainly due to the synergies associated with the Actavis acquisition and nonrecurring tax benefits in jurisdictions with higher tax rates.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2015. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances. The most significant estimates that we make on an ongoing basis relate to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories, and valuation of intangible assets, marketable securities and long-lived assets, including reassessment of useful lives. Please refer to note 1 to the Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2015 for a summary of our significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the consolidated financial statements included in this report.

RISK FACTORS

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2015.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 15 to the consolidated financial statements included in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: November 15, 2016	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer